
ORIGINAL


05070150

24-10028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A /A

UNDER THE SECURITIES ACT OF 1933

POST-QUALIFICATION OFFERING-STATEMENT AMENDMENT

[FILE NO. 24-10028]

AGRARIA LLC
(Exact name of issuer as specified in its charter)

North Dakota
(State or other jurisdiction of incorporation or organization)

1415 12th Avenue SE, Jamestown, N.D. 58402 / (701) 252-2340
(Address, including zip code, and telephone number of issuer's principal executive office)

Steven E. Noack / Vogel Law Firm – P.O. Box 1389, Fargo, N.D. 58107 / (701) 356-6314
(Address, including zip code, and telephone number of issuer's agent for service)

NAICS Code-5812	**04-3694116**
(Primary Standard Industrial Classification Code Number)	(I.R.S. – FEIN Number)

Post-Qualification Offering-Statement Amendment

- Table of Contents -

Tab-1

AGRARIA LLC POST-QUALIFICATION AMENDMENT

[FILE NO. 24-10028]

SECTION-I: NOTIFICATION

ITEM-1: SIGNIFICANT PARTIES

(a) Issuer's Directors (with residential addresses):

Mr. Robert Carlson	*14120 72nd Street NE, Glenburn N.D. 58740*
Mr. Richard Schlosser	*5830 64th Street SE, Edgeley N.D. 58433*
Mr. Terry Ulrich	*10098 51st Avenue SE, Ashley N.D. 58413*
Mr. Elwood "Woody" Barth	*25401 227th Avenue SE, Solen N.D. 58570*
Mr. Terry Borstad	*102 First Street, Cando N.D. 58324*
Mr. Dennis Stromme	*7163 140th Avenue NW, Zahl N.D. 58856*
Mr. Bob Finken	*16300 359th Avenue SW, Douglass N.D. 58735*
Mrs. Marcy Svenningsen	*3546 109th Avenue SE, Valley City N.D. 58072*
Mr. Robert Kuylen	*P.O. Box 273, South Heart N.D. 58655*

All of the above-noted persons maintain a primary office address at the following location: 1415 12th Avenue SE, Jamestown N.D. 58402 (Telephone: 701-252-2341 / Fax: 701-252-6584)

(b) Issuer's Officers:

Robert Carlson, President / Richard Schlosser, Vice-President / Terry Ulrich, Secretary. Additionally, the Board appointed Mark Watne to the administrative position of "Executive Secretary"; assisting with the organizational efforts of the business.

(c) Issuer's General-Partners:

None

(d)/(e) Record & Beneficial Owners of 5% (or more) of any class of the Issuer's Equity Securities:

None

(f) Promoters of the Issuer:

Robert Carlson, Richard Schlosser, Terry Ulrich (info. provided in Item-1(a)), Blaine Lundgren (former company President residing at 7082 Highway 13, Kulm N.D. 58456), and Lisa Swanson Falelde (former company Vice-President residing at 5174 30th Street NE, Maddock N.D. 58348).

(g) Affiliates of the Issuer:

None

(h) Counsel to the Issuer with respect to the Proposed Offering:

North Dakota-based law firm Vogel, Weir, Hunke & McCormick, Ltd; located at 218 NP Avenue, Fargo, North Dakota 58107-1389 (Telephone: 800-677-5024 and Fax: 701-356-6395).

(i) Each Underwriter with Respect to the Proposed Offering; (j) Underwriter's Directors / (k) Underwriter's Officers / (l) Underwriter's General-Partners / (m) Counsel to the Underwriter:

None

ITEM-2: APPLICATION OF RULE-262

(a) State whether any of the persons identified in Item-1 are subject to any of the disqualification provisions set forth in *Rule-262*; and if so, provide a description including names, dates and other details, as well as whether or not an application has been made pursuant to said rule for a waiver of such disqualification and whether or not such application has been granted or denied:

None

ITEM-3: AFFILIATE SALES

(a) If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the description does not apply to the issuer; and (b) the issuer has not had a net income from operations of the nature in which the issuer intends to engage for 1 of its last 2 years:

None

ITEM-4: JURISDICTIONS IN WHICH SECURITIES ARE TO BE OFFERED

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers, etc.:

N/A – no underwriters, dealers or salespersons will be utilized for this proposed offering.

(b) List the jurisdiction(s) in which the securities are to be offered other than by underwriters, dealers or salesmen, and state the method by which such are to be offered:

Said securities will be offered and registered initially in the State of North Dakota, but subsequently in the states of California, Colorado, Florida, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, South Dakota, Virginia, and the District of Columbia pursuant to limited offering exemptions from registrations therein. As part of the N.D. registration process, the company will be registered as an "Issuer-Dealer" for purposes of this offering; and as such, will not use a separate underwriter. Accordingly, and as stipulated by that state law requiring that two (2) persons be designated as sales agents for the purposes of the proposed offering, Robert Carlson and Mark Watne will serve as such sales agents in connection therewith; relying on the safe harbor from broker dealer registration set out in Rule 3a4-1 under/of the Securities Exchange Act of 1934.

ITEM-5: UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE (1) YEAR

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within 1 year prior to the filing of this Form 1-A, state: (1) Name of issuer; (2) Title and amount of securities issued; (3) Aggregate offering price for which they were issued and basis for computing the amount thereof; and (4), Names of the persons to whom the securities were issued:

None

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one (1) year prior to this filing or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a): *None*

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and briefly state the facts relied upon for such exemption: *None*

ITEM-6: OTHER PRESENT OR PROPOSED OFFERINGS

State whether the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A; and if so, describe fully the present or proposed offering: *None*

ITEM-7: MARKETING ARRANGEMENTS

(a) Briefly describe any arrangement known to the issuer (or to any person named in Item-1) or to any selling security holder in the offering covered by this filing for any of the following purposes: (1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; (2) To stabilize the market for any of the securities to be offered; and (3), For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation: *N/A – no such marketing arrangements exist for this purpose.*

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority: *None*

ITEM-8: RELATIONSHIP WITH EXPERTS NAMED IN OFFERING-STATEMENT

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection:

None

ITEM-9: USE OF A SOLICITATION OF INTEREST DOCUMENT

Indicate whether or not a publication authorized by Rule-254 was used prior to the filing of this notification; and if so, indicate the date(s) of such publication and of the last communication with [applicable] prospective purchasers:

None

Tab-2

AGRARIA LLC
1415 12th Avenue SE
Jamestown North Dakota 58402
Telephone: (701) 252-2340

Up to 30,000 Ordinary Membership Units ($100 per Unit)

Minimum Offering: 12,000 Units ($1,200,000) Maximum Offering: 30,000 Units ($3,000,000)

Agraria LLC (the "Company") is offering a minimum of 12,000 and a maximum of 30,000 Membership Units ("Units"). The Company is selling said Units directly to investors on a best efforts basis, without using an underwriter. The minimum purchase for membership is 20 Units for $2,000, where Units purchased by agricultural producers shall be designated as Class-A Membership Units and Units purchased by non-producers shall be designated Class-B Membership Units. The Units are the same in all respects except that a majority of the Board of Governors must be comprised of Class-A members, and all members of the Company are entitled to one (1) vote on all matters submitted to a vote of the membership, regardless of how many Units owned. Transfers of Membership Units may occur only with approval of the Company's Board of Governors.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION. ADDITIONALLY, THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY STATE SECURITIES COMMISSION; ANY REPRESENTATION TO THE CONTRARY IS IN CRIMINAL DEFENSE.

THE UNITS OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN SUCH UNITS INVOLVES A HIGH DEGREE OF RISK (See "Risk Factors" at pp. 7-9). Said risks include the following:

- **Company Members may transfer their Units pursuant to the terms of the Company Member Control Agreement, which requires that any transfer of units be approved by the Board of Governors.**
- **Company, being a limited liability company, will be taxed as a partnership under Federal and State tax law; and as a result, the Company itself will not be a taxable entity and all income/losses will be allocated to the members based on their number of Units owned. Additionally, the tax burden associated with allocations of income to a member could and will probably exceed cash distributions to that member.**
- **Company has adopted a one-member, one-vote governance structure, so prospective investors will not have voting rights commensurate with ownership; specifically, under the Company Member Control Agreement, agricultural producers will hold a majority of the governor positions.**

	Price to Public	Underwriting Discount and Commissions	Proceeds to Issuer or Other Persons
Per Unit	$ 100.00	$ 0.00	$ 100.00 (1)
Total Minimum	$1,200,000.00	$ 0.00	$1,200,000.00 (2)
Total Maximum	$3,000,000.00	$ 0.00	$3,000,000.00

(1) Company itself will offer and sell said Units and will not pay any discounts or commissions, therefore the Units are sold on a self-underwritten basis; and no commitments exist to purchase any Units as of the date of this Offering. Total offering costs as of the date first below written is $0, where prior registration, taxes, printing, legal and accounting fees related thereto were paid by non-reimbursable development grants provided by the North Dakota Farmers Union. All future offering costs, if applicable, will be incurred by the Company and paid by its operating account.

(2) The proceeds will be held in escrow with the Bank of North Dakota until the minimum total offering has been sold by the Company.

The approximate date of commencement of said proposed sale to public: As soon as practicable after the Company's offering statement is qualified with the U.S. Securities & Exchange Commission, and the Company's registration of such securities with the State of North Dakota is effective. This offering will terminate on November 2, 2006.

November 2, 2005

NASAA Legend

In making an investment decision investors must rely on their own examination of the issuer and the terms of the offering including the merits and risks involved. These securities have not been recommended by any federal or state securities commission or regulatory authority. Furthermore, these securities may be subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under federal and state securities laws. Investors should be aware that they may be required to bear the financial risks of this investment for an indefinite period of time.

For Florida Residents Only:

Each Florida resident who subscribes for the purchase of securities herein has the right, pursuant to section 517.061(11)(a)(5) of the Florida securities act, to withdraw his subscription for the purchase and receive a full refund on all monies paid within three business days after the execution of the subscription agreement or payment for the purchase has been made, whichever is later; and withdrawal will be without any further liability to any person. To accomplish this withdrawal, a subscriber need only send a letter or telegram to the company at the address set forth in this confidential term sheet indicating his, her, or its intention to withdraw. Such letter or telegram should be sent and postmarked prior to the end of the aforementioned third business day. It is advisable to send such letter by certified mail, return receipt requested, to ensure that it is received and also to evidence the time it was mailed.

For New Jersey Residents Only:

This offering is made in reliance upon New Jersey state securities statutes. The names, addresses, and number of shares and amount paid will be filed with the state of New Jersey within 30 days of the close of this offering. The attorney general of the state of New Jersey has not passed on or endorsed the merits of this offering. Any filing of this offering document with the bureau of securities does not constitute approval of the issue or the sale thereof by the bureau of securities or the department of law and public safety of the state of New Jersey. Any representation to the contrary is unlawful.

For Pennsylvania Residents Only:

Pursuant to section 207(m) of the Pennsylvania securities act of 1972, "each person who accepts an offer to purchase securities exempted from registration by section 209(d), directly from the issuer or affiliate of the issuer, shall have the right to withdraw his acceptance without incurring any liability to the seller, underwriter (if any), or any other person within 2 business days after the issuer receives a signed subscription agreement." To accomplish this withdrawal, the company recommends that a subscriber send a letter or telegram indicating his or her intention to withdraw to the company at the address of the company set forth in this memorandum. Such a letter or telegram should be sent and postmarked prior to the end of the aforementioned second business day. If a subscriber elects to send such a letter, it is prudent to send it by certified or registered mail and return receipt requested, to insure that it is received and also to evidence the time when it was mailed. Should a subscriber make this request orally, the company recommends that he/she request a written confirmation from the company that the request has been received within the prescribed time.

For New York Residents Only:

This offering memorandum has not been reviewed by the attorney general of the state of New York prior to its issuance and use. The attorney general of the state of New York has not passed on or endorsed the merits of the offering. Any representation to the contrary is unlawful.

For Colorado Residents Only:

This information is distributed pursuant to an exemption for small offerings under the rules of the Colorado securities division. The securities division has neither reviewed nor approved its form or content. The securities described may only be purchased by accredited investors in the state of Colorado as defined by rule 504 of the securities act.

For California Residents Only:

Any offer or sale of a security in a transaction (other than an offer or sale to a pension or profit sharing trust of the issuer) which meets each of the following criteria: sales are not made to more than 35 persons (excluding any officer, director, or affiliate of the issuer and any purchaser who the commissioner designates by rule); all persons (not including those purchasers described below which are excluded from the count of 35) must either have a pre-existing relationship with the offeror or any of its partners, officers, directors, or controlling persons, or by reason of their business or financial experience or the business or financial experience of their professional advisors who are unaffiliated with and who are not compensated by the issuer or any affiliate or selling agent of the issuer, could be reasonably assumed to have the capacity to protect their own interests in connection with the transaction. The purchaser must represent that he is purchasing for his own account (or a trust account if he is a trustee) and not with a view to or for sale in connection with the offer and sale of the security; and no advertising is used in connection with the offer and sale of the security. A notice, consent to service of process, and a filing fee must be filed with the commissioner no later than 15 calendar days after the first sale of a security in this state. If in connection with the transaction the issuer is filing a notice with the sec pursuant to section 4(6) or regulation d, the notice to California may be a copy of the form first filed pursuant to section 4(6) or regulation d. Otherwise, the notice shall be in the form specified in rule 260.102.14 of the California code. No notice is required if none of the securities are purchased. Each prospective investor will be given an opportunity to ask questions of, and receive answers from, management of the company concerning the terms and conditions of this offering and to obtain any additional information, to the extent the company possesses such information or can acquire it without unreasonable efforts or expense, necessary to verify the accuracy of the information contained in this memorandum.

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TABLE OF CONTENTS

<u>EXHIBITS</u>

INTRODUCTORY STATEMENT

Prospective investors should rely only on the information contained in this disclosure document, which is complete and accurate as of the date on the front cover, since the Company has not authorized any other person to provide information that is different or contrary to that set forth herein. This Offering-Circular is not an offer to sell the securities in any state where such sale is not permitted; initially, however, it will be qualified for sale in the state of North Dakota and then subsequently in the states of California, Colorado, Florida, Maryland, Massachusetts, New Jersey, New York, North Dakota, Pennsylvania, South Dakota, Virginia, and the District of Columbia pursuant to limited offering exemptions from registrations therein.

Given the following summary does not contain all the information required for due consideration, prospective investors are advised to review this disclosure document in its entirety.

SUMMARY

Agraria LLC (the "Company") is a North Dakota limited liability company established to own and operate a fine-dining restaurant in the Washington D.C. market that focuses on awareness of the American family-farmer. Although incorporated on July 5, 2002, the Company abandoned its initial efforts to establish said restaurant as a result of the desired lease site not being accessible and the debt financing necessary to move forward with commencing the project not materializing. As a result, the Company had minimal activity in calendar years 2002/2003; other than initially establishing and now currently maintaining an interim Board of Governors. As of the date on this Offering's cover, the Company is in the development stage with current efforts being principally devoted to project establishment and related financing activities.

BUSINESS OF AGRARIA LLC

1. *Summary of Agraria LLC Business Concept*
   Agraria LLC is a business venture that seeks to develop a National restaurant enterprise that is supplied, owned and operated by a family-farmer company; focusing on a wholesome way of life, an environment that involves trust/security, and rejoicing over the abundance of quality natural foods. The venture will fall within the category of an "upper-medium" restaurant, a market segment that is differentiated by the higher quality of food, service and ambiance while providing a reasonable average meal price-point.

2. *Restaurant Location and Expansion*
   The Company will open an initial restaurant in the Washington D.C. area and subsequently establish additional units throughout the United States in the following order: North-East, Mid-Atlantic, Mid-West, West, and then Southern regions.

4. *Products and Services*
   Given the restaurant's anticipated location, where a substantial business and tourist foot-traffic exists, lunch and dinner will be the primary meal periods targeted. Additionally, the restaurant will house a separate bar area and two (2) semi-private dining areas for specialized in-house catered events.

THE COMPANY

The Company was organized as a North Dakota limited liability company on July 5, 2002, with principal offices located at (and continue to occupy) 1415 12th Avenue SE, Jamestown, N.D. 58402; telephone number 701-252-2340.

This business structure was chosen because a limited liability company has both corporate and partnership attributes; specifically, which is qualified and further explained by the independent certified public accounting firm *Brady-Martz LLP* herein and in Exhibit-F, in addition to mitigating liability for its members it also allows for income/losses to be treated as pass-through for its members and the Company; and is thereby not subject Federal or State income taxes.

The Company's Member Control Agreement stipulates that annual meetings of members must be held to discuss matters pertinent to the Company; and at such meetings each member shall have the right to one (1) vote regardless of the number of Units owned. Additionally, Units purchased by agricultural producers (otherwise known as "family-farmers") will be designated as Class-A Units, whereas those purchased by non-producers will be designated as Class-B Units. Said Units are identical in all respects except that a majority of the Board of Governors must be comprised of Class-A members. As a result, distributions from Company operations, related allocations of net income/losses, and liquidation proceeds if applicable, shall be made to the Members in proportion to their corresponding Units owned.

The Member Control Agreement (attached as Exhibit-B) establishes the financial and governance relationship among the members and the Company, transferability of Units is restricted and may be done only in accordance with the procedures set forth therein.

CERTAIN PROVISIONS OF NORTH DAKOTA LAW

Certain provisions of North Dakota law allow for the indemnification of and limitation of liability of persons serving as governors on the Board; as set forth in the Company's Articles of Organization, which are consistent with the protections afforded by North Dakota statutes.

REMUNERATION, INTEREST OF MANAGERS/OFFICERS IN CERTAIN TRANSACTIONS

North Dakota Farmers Union's (NDFU) previous involvement with the project was limited to developmental efforts, whereas its current involvement entails (i) Robert Carlson and Mark Watne serving as sales agents for the Company relying on the safe harbor from broker-dealer exemption, and (ii) Robert Carlson, Richard Schlosser, Terry Ulrich, Elwood "Woody" Barth, Terry Borstad, Dennis Stromme, Bob Finken, Marcy Svenningsen, and Robert Kuylen serving as interim Governors; the latter of which will serve in said capacity until such time as a permanent Board of Governors is established through shareholder voting as provided herein. At present, the aforementioned persons/interim Governors do not hold any Membership Units or corresponding ownership in the Company.

Remuneration of Officers

Given the Company has maintained limited operational activity since its inception, there are no individuals to list over the past fiscal year receiving an aggregate annual remuneration. At present, members of the Board are not anticipated to receive remuneration in subsequent years; although that may change if said Board executes a vote providing such future remuneration packages at subsequent meetings. Therefore, there are no persons to be listed as receiving remuneration payments as of this filing.

Security Ownership of Management and Certain Security Holders

Given no Governor currently holds Membership Units in the Company, nor do they anticipate receiving an aggregate annual remuneration (including shares, options, warrants, rights), and because no shares/units are currently outstanding, there are no voting securities to be listed in a tabular form at this juncture. Additionally, said Governors do not anticipate issuing any units to themselves; instead, all have indicated an intention to purchase such units via this Offering.

Interest of Management and Others in Certain Transactions

The Company is not party to any transactions with any officers/Governors of the Company, any nominee for elections as a Governor, any principal security holder, any promoter of the issuer (including organizers of the Company), or any relative or spouse of the foregoing. However, since the Company's inception as a limited liability company, the following individuals have and will continue to serve as promoters of the issuer:

- Mr. Robert Carlson [Interim] President, Board of Governors;
- Mr. Richard Schlosser [Interim] Vice-President, Board of Governors;
- Mr. Terry Ulrich [Interim] Secretary, Board of Governors;
- Mr. Mark Watne Executive Secretary/Sales Agent for the Company;
- Mr. Tom Prescott Project-Manager for Development Efforts of the Company;
- Mr. Blaine Lundgren Former Board of Governors President; and,
- Mrs. Lisa Swanson-Falelde Former Board of Governors Vice-President.

SECURITIES BEING OFFERED

The Company is offering capital stock where shares purchased by agricultural producers are designated as Class-A Units and those purchased by non-agricultural producers are designated as Class-B Units; the Company's Board of Governors reserves sole discretion to determine whether a person is an agricultural producer and may establish policies related thereto. Said Units are identical in all respects, except that at least a majority of the Board of Governors must be owners of Class-A Units. Additionally, North Dakota law stipulates that a limited liability company's Articles of Organization are not required to authorize capital units prior to an offering (differing from corporate articles of incorporation), as the premise of its capital structure is that members own membership interests. Membership interests represent a member's ownership interest in a limited liability company, and include both governance and financial rights. As a result, the Company's Member Control Agreement authorizes the unlimited issuance of such membership interests pursuant to said law; however, at this juncture no Company membership interests have been issued.

Dividends - distributable cash from operations will be dispersed to each member in proportion to their Units owned (whether such Units are Class-A or Class-B shares/units); consistent with the Member Control Agreement that provides for a minimum distribution of thirty (30) percent of net income after previous cumulative losses have been recovered and assuming a minimum net income of one hundred-thousand (100,000) dollars in any given year.

Voting - each Member shall be entitled to one (1) vote upon each matter submitted to a vote at a meeting of said members or for action taken without a meeting. All questions will be decided by a vote of a majority of the members voting in person, except as otherwise provided by law, the Articles of Organization, or this Agreement. Proxy and cumulative voting shall not be allowed, but signed votes may be used when authorized by resolution of the Board of Governors.

Liquidation – upon liquidation the business of the Company shall be wound up, the Board of Governors shall take full account of the Company assets and liabilities, and all assets shall be liquidated as promptly as is consistent with obtaining the fair value thereof. If any assets are not sold, the relevant gain or loss shall be allocated to members in accordance with the afore-noted Member Control Agreement as if such assets had been sold at their fair market value at the time of said liquidation; whereas, if any assets are distributed to a member rather than sold, the distribution shall be treated as a distribution equal to the fair market value of the assets at the time of the liquidation. Further, said assets shall be distributed in the following order of priority: (a) First, to the payment of all applicable debts and liabilities of the Company, including any fees due to Governors and Managers (such as for Board participation compensation and/or separate Company related consulting work, if applicable at a later period), and including any loans or advances that may have been made by the members to the Company, in the order of priority as provided by law; (b) Second, to the establishment of any reserves deemed necessary by the Managers or the person winding up Company affairs for any contingent liabilities or obligations of the Company; and (c) Third, to the members in proportion to their Membership Units.

Preemptive Rights – each Member maintains preemptive rights on his/her proportionate ownership interest in the Company before new contributions can be accepted; however, no preemptive rights arise when contributions to be accepted from other persons are to be made in a form other than money, reflected pursuant to a merger plan or exchange, and/or to be made or reflected pursuant to a plan of reorganization approved by a court of competent jurisdiction pursuant to a State or Federal statute. The extent which each member may make a new contribution, by exercise of a Preemptive Right, is the ratio of that such member's Membership Interest before the new contribution bears to the total of all members' Membership Interests before the new contribution.

Potential Liabilities Imposed on Shareholders – under North Dakota law, specifically the Limited Liability Company Act, shareholders who have received distributions that cause the Company to be unable to pay its debts in the ordinary course of business will be liable to said Company for a period of two (2) years thereafter for an amount commensurate to such distributions in the event said amount becomes necessary in order to discharge the liabilities of the Company.

Securities Being Offered – Continued

Units May be Transferred Only With the Consent of the Board of Governors and Such Transfers Must Conform to Section 1.7704-1 of the Treasury Regulations Which Specifies that Interest in a Partnership is Not Considered Traded on an Established Securities Market or Readily Tradable on a Secondary Market Unless the Partnership Participates in the Establishment of That Market or Recognizes Any Transfers Made on the Market by Redeeming the Transferor Partner's Interests - Units may be transferred only with the consent of the Board of Governors, with such consent being given, withheld, conditioned or delayed as the Board may determine in its sole discretion. Additionally, any proposed Unit(s) transfer shall also conform with Section 1.7704-1 of the Treasury Regulations as adopted by the United States Internal Revenue Service, which specifies that interest in a partnership is not considered traded on an established securities market or readily tradable on a secondary market unless the partnership participates in the establishment of that market or recognizes any transfers made on the market by redeeming the transferor partner's interests; and at present the Company does not intend to list any Class-A or Class-B Units on any stock exchange.

RISK FACTORS

Prospective investors should carefully consider the risk factors provided on the subsequent pages as well as other information herein contained prior to purchasing any of the Company's Membership Units. In the event that such risks actually occur, the Company's business, financial condition, operating results and/or cash-flow position could be materially affected.

This offering document contains forward-looking statements that involve certain risks and uncertainties, which are particularly true for this Company as it has not yet commenced operations. These forward-looking statements relate to the Company's plans, objectives, expectations and general intentions; and may be identified by the use of words such as "expects", "anticipates", "intends", "plans", and other similar expressions. The Company's actual business and financial results may differ materially from those herein provided.

Company Has No Operating History & Faces Uncertainties as It Commences
The Company currently has no operating history or employees; therefore, no historical evidence in its ability to develop and subsequently operate a restaurant business. The Company's ability to commence operations as planned will depend upon a number of factors, some of which are beyond the control of the Company; such as responsiveness of government officials to applications for permits and licenses and the timely completion of renovation/development work by contractors and third-party professionals. Any delay in the development of the restaurant would affect cash-flow in a negative manner.

The Company Faces Risks Because of Its Initial Single Restaurant Base
Given the Company will initially operate one restaurant, the Company faces a higher risk than a diversified company operating at numerous sites; for example, should its current restaurant experience unfavorable local economic or marketing conditions, the Company is likely to suffer more adversely than if it had a diversified portfolio.

The Company Faces Uncertainties Respecting Site Selection
The Company is currently in discussions of lease terms for sites located in the East-End/ Central Business District of Washington, D.C. If the desired site is not obtained other prospective sites will be explored, however, should the Company be delayed in finding a suitable site its timeline for development and pre-opening budget may be affected.

The Availability of Additional Funding is Uncertain
The Company expects that the net proceeds of this offering will be sufficient to fund the restaurant's capital requirements through at least the next twelve (12) months; however, this is not a certainty. The Company may be required to seek additional capital earlier than anticipated should (i) future, actual cash-flow from operations fail to meet expectations, (ii) capital expenditures for restaurant development exceed the initially projected amounts, and/or (iii), market or general economic conditions negatively impact the restaurant's performance. Should the Company obtain additional capital through the issuance of additional equity securities, existing investor holdings may be diluted.

Company Has Adopted a Cooperative Governance Structure and Class-A Members are Guaranteed to Hold a Majority of the Board Seats
The Member Control Agreement provides that each member shall have one (1) vote on all matters submitted to a vote of the membership regardless of the number of Units owned, as is the same governance structure applied to farmer-owned cooperatives. Additionally, said Member Control Agreement provides that at least a majority of the Board of Governors must be comprised of Class-A, agricultural producer members; and therefore, depending on the make-up of Membership Unit purchasers, it is possible that Class-B Unit holders will not have proportional representation on said Board.

Potential Liabilities Imposed on Shareholders
Under North Dakota law, specifically the Limited Liability Company Act, shareholders who have received distributions that cause the Company to be unable to pay its debts in the ordinary course of business will be liable to said Company for a period of two (2) years thereafter for an amount commensurate to such distributions in the event said amount becomes necessary in order to discharge the liabilities of the Company.

Units May be Transferred Only With the Consent of the Board of Governors and Such Transfers Must Conform to Section 1.7704-1 of the Treasury Regulations Which Specifies that Interest in a Partnership is Not Considered Traded on an Established Securities Market or Readily Tradable on a Secondary Market Unless Partnership Participates in the Establishment of That Market or Recognizes Any Transfers Made on the Market by Redeeming the Transferor Partner's Interests
The Member Control Agreement provides that Membership Units may be transferred only with the consent of the Board of Governors, with such consent being given, withheld, conditioned or delayed as the Board may determine in its sole discretion. Additionally, any proposed Unit(s) transfer shall also conform with Section 1.7704-1 of the Treasury Regulations as adopted by the United States Internal Revenue Service, which specifies that interest in a partnership is not considered traded on an established

securities market or readily tradable on a secondary market unless the partnership participates in the establishment of that market or recognizes any transfers made on the market by redeeming the transferor partner's interests; and at present the Company does not intend to list any Class-A or Class-B Units on any stock exchange.

The Company Does Not Have a Public Market for the Units and Does Not Anticipate that One Will Develop in the Foreseeable Future
There is no public market for the Units being offered for purchase to prospective investors, and the Company does not have any intention of attempting to develop a public market for the Units. Therefore, even though the Company intends to develop a fiscally responsible dividend payment policy to benefit the owners, said prospective investors should expect to own their Units for an indefinite period of time.

"Dram Shop" Litigation Risk
As a restaurant serving alcoholic beverages the Company is also subject to Washington D.C.'s "dram shop" statutes, which imposes liability on an establishment that serves alcoholic beverages to an intoxicated person who causes injury to a third-party. The Company is currently in the process of obtaining liquor liability coverage as well as comprehensive general and product liability insurance; however, there can be no assurances that any liability imposed as a result of a successful claim made against the Company would not exceed the Company's insurance coverage(s).

The Company Faces Risks of Food Safety Claims
Since the business entails providing food and beverage, the Company risks complaints or litigation from customers alleging illness, injury or other food-quality concerns. In addition to monetary claims, a food-related claim may cause adverse publicity and thus have a negative impact on the Company's reputation in the marketplace.

Company Members are Subject to Federal Tax Risks
Given the Company is structured as a partnership for Federal income tax purposes, it will not pay income tax at the Company level; however, members will pay tax on their proportionate share of the Company's net income. Because all taxable Company income will flow to its members based on their distributive share without regard to the amount of cash distributions, tax liability on said members' distributive share of the taxable income of the Company could exceed cash distributions they may receive from the Company.

OFFERING PRICE FACTORS

The Unit(s) offering price has been determined based on the consideration of assets, expenses, working capital needs, and relevant start-up costs. The Unit(s) offering price does not represent the Company's net worth or estimate of the book value of said Units; therefore, the Company makes no representations, express or implied, as to the value of such Units offered herein.

ORIGINAL/CURRENT OFFERING AND PLAN OF DISTRIBUTION

The original offering relating to this project, which provided a 12,000/30,000 minimum/maximum Membership Units priced at $100 p/Unit on the same terms as is being provided for this offering without using an underwriter/incurring any related commissions, commenced in February 2003 and closed on October 3, 2003 when the 12,588 (or $1,258,800 of) subscriptions collected were returned to applicable investors as a result of (i) the lease site desired was not accessible, (ii) the debt financing necessary to move forward with said project, after taking into account the investment proceeds available, did not materialize, and (iii), management felt the afore-noted warranted delaying the project/offering until a more favorable situation presented itself.

Given the more favorable circumstance for developing said restaurant project has availed itself as of this filing, namely a desired lease site is available and considerable interest by prospective investors has been expressed, the Company is once again presenting a 12,000/30,000 minimum/maximum Units through this offering; where the offering price is $100.00 per Unit. The minimum purchase per subscriber is twenty (20) Units, and the termination date for this offering is November 2, 2006 (the "Termination Date"). Company is selling said Units to prospective investors on a best efforts basis without using an underwriter, and therefore there will be no commissions, underwriting fees, or expenses deducted from the offering proceeds received. The Company has designated Robert Carlson and Mark Watne as sales agents under North Dakota law in connection with this offering; where the aforementioned will be responsible for selling securities on behalf of the issuer. In offering the securities on behalf of the Company both Mr. Carlson and Mr. Watne will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934; exempted because such individuals satisfy said Rule by (a) not selling securities for their own or for the accounts of others, whether generally or on a securities exchange, (b) not buying and selling their securities for their own accounts, again whether generally or on a securities exchange, (c) not receiving commissions or other remuneration based directly or indirectly on securities transactions of any kind, size & scope, (d) not being associated with a broker/dealer at the time of their participation in this offering, (e) not being subject to a statutory disqualification as defined in section 3(a)(39) of the Act at the time of their participation in this offering, and (f), limiting their sales activities as set forth by the Rule.

As of this filing date, the Company has not incurred any offering-related expenses – namely architectural, license, website, accounting, printing, legal, and project-manager type fees – as such expenses were paid by non-reimbursable development grants provided by NDFU.

ESCROW ARRANGEMENT

All proceeds of this offering will be deposited in an escrow account with the Bank of North Dakota, and all subscription proceeds will be returned to the subscribers without interest promptly following the Termination Date if subscriptions for at least 12,000 Membership Units (or $1,200,000) have not been received as of said Termination Date. As of November 2, 2005, the Company had no subscriptions relating to this Offering-Circular deposited in escrow.

SOURCES AND USES OF PROCEEDS

The projected sources of capital for the Company are as follows:

	Minimum Subscription	Maximum Subscription
Subscription Proceed(s)	$ 1,200,000	$ 3,000,000

The proceeds of this offering are anticipated to be used as follows:

	Maximum Offering	Mid-Point	Minimum Offering
	$ 3,000,000	$2,100,000	$1,200,000
Pre-Opening Paid Media	$ 64,500	$ 64,500	$ 25,800
Build-Out Finishes	$ 391,920	$ 299,904	$ 142,888
General - Construction			
Design Fees	$ 185,000	$ 185,000	$ 185,000
Mechanical	$ 233,448	$ 163,144	$ 93,379
Life Safety & Fees	$ 174,320	$ 122,024	$ 69,728
Electrical	$ 136,320	$ 95,424	$ 54,528
Fixtures, Furnishings & Equipment			
Washroom Accessories	$ 34,080	$ 23,856	$ 13,632
Food & Bar Equipment	$ 171,160	$ 86,812	$ 50,624
Furniture & Fixtures	$ 451,560	$ 316,092	$ 70,624
Millwork/Carpentry/Painting	$ 247,905	$ 147,905	$ 112,905
Music, Artifacts and Signs	$ 51,120	$ 35,784	$ 15,448
Office Furniture & Equip.	$ 29,820	$ 20,874	$ 11,928
Point-of-Sales System	$ 68,160	$ 46,312	$ 26,464
Special Interior Design	$ 93,720	$ 65,604	$ 25,000
Smallwares and Pre-Opening Costs			
Table Top	$ 48,100	$ 33,670	$ 19,240
Working Smallwares	$ 30,000	$ 21,000	$ 10,000
Menus, Uniforms, Etc.	$ 30,000	$ 21,000	$ 10,000
TOTAL DEVELOPMENT USES	$ 2,441,133	$1,748,905	$ 937,188
Working Capital Uses			
Opening Inventory (F&B)	$ 60,060	$ 42,042	$ 24,024
Pre-Opening Labor	$ 140,000	$ 140,000	$ 140,000
Soft-Opening Expenses	$ 40,000	$ 28,000	$ 16,000
Cash/Contingency	$ 318,807	$ 141,053	$ 82,788
TOTAL WORKING CAPITAL USES	$ 606,772	$ 399,000	$ 310,717
TOTAL USES OF FUNDS	$ 3,000,000	$2,100,000	$1,200,000

BUSINESS

Involvement of North Dakota Farmers Union / Formation of Agraria LLC

The North Dakota Farmers Union, or NDFU, is a non-profit association organized under the laws of North Dakota. Established in 1926, the cooperative currently maintains approximately 37,000 members with the express purpose of protecting the interests of its members and providing cooperative education/development. NDFU is governed by a board of nine (9) directors and maintains its principal place of business and office in Jamestown, North Dakota. Due to its tax principles and patronage requirements, NDFU's Board of Directors determined that the cooperative was not a viable entity to conduct the business functions of the restaurant. Therefore, the cooperative established a completely separate entity for the proposed restaurant project on July 5, 2002, resulting in the organization of Agraria LLC as a North Dakota limited liability company. In doing so and as noted within this offering, NDFU established that it will provide organizational assistance and future development guidance to the business versus participating or exercising a controlling stake in the Company.

Restaurant Theme and Concept

The Company's restaurant concept markets images of the family-farmer including a wholesome way of life, a trusted source of food products, and plentiful quantities of quality natural foods under the name Agraria. Specifically, said venture will provide the Washington D.C. market with a fine-dining restaurant that serves quality products sourced directly from farmers and controlled through such production, service and ownership of the business. The restaurant, using the branding "From Our Fields to Your Table", will promote the family-farmer via an enjoyable dining environment that is educational, multi-sensory, and interactive; while simultaneously providing top-level food servicing with unique variety currently lacking in the local restaurant industry.

Market Segment

The restaurant intends to compete in the "upper-medium" restaurant segment, where the cuisine is unique (including a mixture of specialty fusion and a higher-grade of familiar fare), refined service is provided, and an interior design is higher than average grade. As a result, the restaurant anticipates attracting a variety of guest types including business-oriented customers, resident families, member of the local diplomatic core, and Government officials.

Site Selection

The Company has explored numerous sites in Washington D.C. and is currently in discussions with the site located in the Washington Harbour/Waterfront at 3000 K-Street NW that satisfies the Company's specifications for size, layout, and proximity to businesses and customer traffic to create adequate demand. The proposed site, which would require renovation work, is located within the City's lower Georgetown corridor and a short distance from the White House, separate Federal agencies, as well as various National museums, sports complexes, multiplex theaters, and residential properties. The owner/developer of the property has offered general terms for a lease that appear to be satisfactory and within the expectations of the Company's consultants, however, the parties have not entered into a binding agreement as of the date of this offering prospectus; and as a result, there can be no assurances that said site will be the restaurant's eventual location since the developer may lease the premises to another tenant. In such an event, the Company would explore other retail/restaurant sites it has researched within the Washington D.C. Central Business District areas.

The proposed terms for the Washington D.C. lease site, which has not been finalized as of the date on this Offering's cover, are summarized as follows:

1. **Space:** The proposed lease premises represent 13,852 square feet.

2. **Rent**

   (a) **Base Rent:** The proposed rental rate is forty-one dollars and fifty cents ($41.50) per square foot, resulting in monthly rent payments of approximately forty-five thousand nine-hundred ($47,905) dollars.

   (b) **Annual Increase in Base Rent:** The Base Rent has an annual escalator of three (3) percent commencing in the second lease year and continuing throughout the lease term.

   (c) **Additional Percentage Rent:** Six (6) percent of the Company's total gross annual sales in excess of five hundred and seventy-five (575) dollars per square foot.

3. **Securitization of the Lease**: The Company would provide a rent guarantee for the performance of the lease as well as an additional letter-of-credit (LOC) in the amount of one million ($1,000,000) dollars for the first three (3) years of the lease, where, if not in default under said lease, such LOC obligation reduces by five-hundred thousand ($500,000) dollars after the first year, two-hundred and fifty thousand ($250,000) dollars after the second year, and the remaining two-hundred and fifty thousand ($250,000) dollars upon the end of the third year.

4. **Rent Commencement Date:** The rent commencement date will be Friday, September 1, 2006.

5. **Utilities and Common Area Expenses:** The lease proposal requires the Company to pay all utilities and its proportionate share of common area maintenance (CAM) costs, where said CAM expenses are determined based on the actual square footage occupied/noted above.

6. **Term:** The proposed lease is for a period of ten (10) years, with two (2) renewal options [each] for five (5) year periods on the same terms.

7. **Contingency:** The lease would be contingent upon the Company obtaining a liquor license and required government permits for the proposed construction.

At present, the above terms are subject to change as the Company and developer engage in further negotiations; and it is important to reiterate that there can be no assurances that the landlord will not lease the premises to another tenant.

Restaurant Facilities and Layout

Building Component Sizing

The Company projects that a total leased building space of 13,852 square feet will be required for the restaurant, where the dining room area will require 6,800 square feet and accommodate approximately 180 guests, the semi-private dining rooms will occupy 3,000 square feet and account for an additional 120 seats, the bar area will be sized at 1,200 square feet with approximately 55 seats, and the kitchen/production area will occupy the second largest portion of the building premises at 2,852 square feet.

Lobby Area

The lobby area will maintain a fairly large waiting area and have a check-in station at the main entrance. Additionally, it will be tastefully adorned with historic and modern background pieces of the family-farm that provides the promotional tie for the restaurant. The bar area will be visible and freely accessible from the lobby station, and drink and appetizer service will be provided for those guests waiting to be seated; which will, in addition to mitigating congestion should such waiting for table seating occur, provide a supplemental revenue generation mechanism.

Bar Area

The bar area, with approximately thirty-five (35) percent of such as counter-seating and the remainder in combinations of tables, will emphasize comfort with lounge-style decoration. And, although this area "experience" is principally for socializing and beverages, a light appetizer menu with wine sampling (for subsequent purchase) will be offered to further supplement restaurant revenue streams.

Main Dining Area

The 180 seat dining area will retain a fine dining-room atmosphere where table sizes and design vary. Additionally, educational items provided for brand enhancement will include family-farm product stories noted in the menus.

Semi-Private Dining Area

Located in two sections of the restaurant and it both cases closed off by either privacy glass or retractable doors to provide privacy and noise reduction from the main dining hall, the private dining areas will include smaller rooms that are capable of seating parties between 13 and 50 persons. Target events for this space include birthday parties, corporate retreats, holiday parties, and business/political functions; however, the area will also be used during busy restaurant times as extra dining space.

Kitchen/Production Area

The 2,852 square feet kitchen area will include all storage, preparation/production, manager offices, janitorial, mechanical & electrical rooms, servicing (including bar), and other support functions to the dining and bar areas. As previously noted, the kitchen element is planned to be a semi-open display kitchen and maintain an impressive and energetic Chef's island; which increases the energy level of the restaurant and is likely to enhance guests' experience

Restaurant Cuisine

Menu Strategy

The Company has developed a distinctive menu concept that offers both the familiar and unique as well as a combination of a la carte and family-style items to provide a tantalizing variety complemented by an extensive wine-list and several 'signature items' expected to garner favorable attention for the restaurant; thereby establishing the key drawing component for repeat customers and the basis for guest 'word of mouth' advertising. Such will, as previously noted, also be further complemented by the utilization of the highest quality home-grown ingredients: delicious pasta, chicken, beef (and bison), breads, salads, milk-based foods, and other specialty products as the restaurant's base source of food supply.

Additionally, the restaurant menu will be refreshed as needed; and seasonal menu items will be highlighted to generate continued public interest in the menu.

Menu Concept

1. ***Appetizers (Soup & Salad)***
   Appetizers will include fresh salads with cuts of meats, uniquely flavored side breads accompanied by signature side items such as Parmesan, Sun Dried Tomato and 3-Cheese Garlic bread, as well as soups with a wider than average variety including an emphasis on cream-based, meats and vegetables type offerings. Other specialty items, which will be conceived by the Executive Chef (once retained), will include dishes focusing on a combination of other unique meat and bread ingredients, such as Mini-Bison Burritos and Cheese, and Spinach Dip with Fry Bread.

2. ***Entrees (Steak Meat, Chicken & Pasta)***
   Entrees will focus on various cuts of meats, including lamb and bison, which entail Prime Rib, Rib Eye, Tender-Loin, N.Y. Strip, Filet Mignon, and hamburger, as well as chicken dishes served with local flare. A large variety of pasta will also be highlighted as a key offering (which, along with salad & soups, provides for vegetarians), where different sauces in combination with different types of pasta will serve as a *mix & match* option for guests. Other specialty items under discussion include fish specialties – depending on location and appropriate sourcing – that properly complement the restaurant concept. Side dishes will include potatoes, wild rice and vegetables.

3. ***Desserts (Fruit & Bakery)***
   Desserts will focus on fresh fruit in combination with bakery products such as cobblers, puddings, cheesecake, fruit-shortcakes and the like.

4. ***Beverages (Juices, Beer & Wine)***
   In addition to the standard contingent selection of beverages - sodas, flavored ice teas, juice drinks - the restaurant will also maintain an assortment of domestic and international beers on tap to chose from and an extensive, fairly-priced wine list; adhering to the concept that wineries are of family-farm origin.

Pricing
The restaurant will maintain a price-point in the ten-to-fifty ($10-50) dollars pricing structure of the industry so as to target the broader-based market. Given the exceptional food quality and abundant offerings through its fine family-style dining, the restaurant's price-value relationship will be high and therefore yield significant favor with customers in this market. Assuming only modest food price increases in 2005, lunch pricing for main course combinations will be in the $10.00 - $25.00 price range and dinner pricing will be in the $17.00 - $45.00 price range. Therefore, the average food-check per guest will be $14.88 for lunch and $35.69 for dinner.

Service Excellence
The Company recognizes that even with all the pieces of the formula correctly in place, one minor negative service experience has the potential to ruin guests' visit and lose their business. And although certain service errors will undoubtedly occur during the normal course of any business, most are usually attributed to non-attentiveness by staff; such as, for example and specific to the food industry, guests waiting a prolonged time before having their order taken or receiving the check, a water glass not re-filled quickly, or an unclean fork at set-up.

To prevent this, the restaurant will implement a rigorous training program addressing such potentially problematic issues prior to the property's opening, as well as impart how to quickly and professionally turn a negative situation into a positive one; thus increasing the likelihood of maintaining guests as repeat customers, an essential requirement for the restaurant's long-term success. Additionally, the restaurant will instill the personal service aspect into its training regimen: everything from how a guest is greeted & seated by the host-staff to how the wait-staff services and tells the story of the restaurant to how the Chefs visit tables and inquire on the meal and overall dining experience; thereby personalizing and underscoring premium service.

Staff will also be trained to enter guest names and preferences into a restaurant databank that, along with feedback from customer comment cards and the restaurant's [soon-to-be developed] website, will be used on an on-going basis to provide personalized service and enable the restaurant to mail-out targeted promotional materials. Studies have shown that such innovative "attentions", which take a minimal amount of time and effort, result in significant increases of customer satisfaction in family-dining type restaurants; and in return promote repeat business.

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Restaurant Operations

Restaurant Management

The Company has retained *The Magnate Group LLC*, a Washington D.C. consulting and financial services firm with extensive contacts and experience in the restaurant industry, as its Project-Manager for the venture (to oversee its operational development); and *Brady-Martz LLP*, an independent North Dakota-based accounting firm, to serve as the project's certified public accountant (ensuring proper financial oversight). Both entities will report to the Board of Governors on all matters pertaining to the business.

Employees

The Project-Manager (PM), working with the eventual restaurant General-Manager, will recruit through its contacts and locally in newspapers, nationally via trade publications and websites, as well as post positions with restaurant culinary curricula. Senior staff-type candidates will be interviewed by the PM (and if applicable new GM) in consultation with the company's Board.

Given the state of the local economy and the significant number of qualified professionals available, it is anticipated that the below-noted staff-hires will be acquired prior to the restaurant's formal opening for reasonable compensation packages with standard industry benefits and performance-based bonuses. Full-time personnel are expected to work forty (40) hours per week in two standard shifts. Part-time personnel will work ten-to-thirty (10-30) hours a week depending on the expected levels of demand.

Human-Resources Breakdown

Position	Full-Time	Part-Time	Rate of Pay
General Manager	1	0	$ 6,250/month + bonus % of salary
Assistant Managers	1	1	$ 3,750/month
Executive Chef	1	0	$ 6,250/month + bonus % of salary
Sous Chef	3	2	$ 3,750/month
Pastry Chef	1	1	$ 3,750/month
Prep Cooks	6	4	$ 2,800/month
Catering Director	1	1	$ 3,500/month + % of bookings
Bookeeper	1	1	$ 5,000/month
Hostesses	2	2	$ 12.00/hr
Waitstaff/Servers	12	10	$ 3.50/hr
Bustaff	4	4	$ 5.50/hr
Dishwasher/Janitorial	2	3	$ 5.50/hr
Bartenders	1	3	$ 5.50/hr

Training

The Company will utilize clearly stated job descriptions (provided generally on the next page) that will help the trainees to understand what skills are required to be successful in each employment opportunity. And the PM, working with the GM, will author a comprehensive training manual that includes the *Agraria* story, other family-farmer stories, background on the menu signature items, and relevant plating and service instructions. Additionally, to retain and evaluate employees, the Company will also utilize job evaluations on a semi-annual basis.

General Manager: Responsibilities/Duties
Maintaining at least five (5) years of experience within the industry, responsibilities include serving as liaison with the parent company, bookkeeping, foodservice operation, employee performance/evaluations, payroll oversight, marketing & PR, maintaining the appropriate level of insurance coverage as well as the required City - health, food, alcohol, sanitation, building, zoning, environment, fire, ADA, OSHA - license & permits governing the business, condiment purchasing, and all other functions to the foregoing.

Assistant Managers: Responsibilities/Duties
Maintaining at least two (2) years of industry experience, primary responsibilities include assisting the GM with daily operations of the restaurant; including bookkeeping functions, foodservice operation, employee performance, payroll oversight and quarterly evaluations, marketing & promotional efforts, insurance and City/State license & permits, condiment purchasing, and other functions to the foregoing.

Executive Chef: Responsibilities/Duties
Maintaining expert cooking knowledge (e.g. degree in culinary arts), service-handler certification and specialty experience, primary responsibilities include menu creation, food preparation, working with the bartender, catering-director, and restaurant GM on [F&B] inventory management, overseeing special banquet events, and visiting guest tables to inquire on their meal/overall dining experience.

Prep Cook/Sous Chef: Responsibilities/Duties
Primary responsibilities include direct support of food preparation to the Chef, as well as assistance with menu creation/updating and [F&B] inventory management.

Catering Director: Responsibilities/Duties
Maintaining at least two (2) years of industry experience, primary responsibilities include working with the GM, Assistant-GMs, and Executive Chef, to book [separate private] events – both in the private-dining and main-dining areas – for the restaurant.

Hostesses: Responsibilities/Duties
Primary responsibilities include greeting/seating customers, entering guest names and preferences into the restaurant databank, "entertaining" waiting customers with facts/stories about the [restaurant] family-farm component, discretely pushing appetizers, drinks and merchandise sales, and resolving problematic issues (if any).

Wait-staff/Servers: Responsibilities/Duties
Primary responsibilities include top-level service, collecting customer feedback, providing guests with facts/stories about the [restaurant] family-farm component, discretely pushing retail merchandise sales, and gauging customer(s) dining experience.

Bus-staff: Responsibilities/Duties
Primary responsibilities include "busing" tables, serving as support staff to waiters/waitresses, and collecting customer feedback cards for the hostess.

Marketing
Print advertising will begin one month prior to openings of the restaurant in order to generate awareness for, and build corresponding excitement with, local residents in the surrounding target areas. Specifically, quarter-page ads will be placed in the [one-month prior to opening] Friday and Saturday editions of the *Washington Post* and *Washington Times*, as well as several weekly local business publications during the same period to target both family and business diners who either work or reside in the District.

Schedule of Advertising/Promotional Campaign

Timeframe	Event	Vehicle(s)	Cost
1-Month Prior	Advertisements Introducing the *Agraria Restaurant*	Washington Post	$ 16,000.00
		Washington Times	$ 12,000.00
		Other Local Publications	$ 4,000.00
2-Weeks to 1-Month After	Additional Advertisements	Washington Post & Times	$ 28,000.00
		Other Local Publications	$ 4,000.00
		Total Cost:	$ 64,000.00

Purchasing
The fundamental theme of the restaurant will be to emphasize and promote products that are family-farm based; both benefiting the venture in terms of promotional value as well as reduced product costs. And although the restaurant will not be able to source all food products directly from family-farmers, the goal will be to achieve family-farm supply lines on key products and to continually look to increase participation of other local producers as a special feature/linkage to that market. Due consideration, including relevant cost factors, will be given to processors and distributors as channels for this operation; and stringent requirements will be implemented to ensure the highest product quality for such.

Competition
Like most of the United States, the Washington D.C. restaurant industry is highly competitive and fragmented; where the number, size and strength (financially and otherwise) of restaurants varies widely. That said, based on comparable price-points, concept/theme and property location in this market, the *Agraria Restaurant* will generally compete – in the sense that none of the below-noted directly source food-products from the family-farm – with the following:

Restaurant Nora
Originally constructed as a grocery store, the restaurant features a collection of museum quality antique Mennonite and Amish crib quilts as well as organic new-American cuisine in a unique creative style (and is the first organic-certified restaurant in the Nation).

Sequoia / Tony & Joe's Seafood / Nick's Riverside Grille / Cabanas
Described by the *Nation's Restaurant News* as located in "one of D.C.'s premiere landmarks", these Waterfront restaurants are best known for their spanning views and specialty drinks while attempting to provide seafood dishes and familiar fare; however, all are also known to maintain lower quality products and food presentation.

Government Regulations
Like all restaurants, the Company will be subject to regulation by governmental agencies and to corresponding license & permitting requirements by local health, sanitation, building, zoning, safety, fire and other departments relating to the development and operation of said restaurant; as well as matters relating to environmental, building, construction/zoning requirements, and the preparation and sale of food and alcoholic beverages.

Additionally, the Company will be governed by "dram-shop" statutes, which generally stipulate that a person injured by an intoxicated person may have the right to recover damages from the establishment that wrongfully served alcoholic beverages to the aforementioned intoxicated individual. In terms of employment agreements, there are numerous Federal and D.C. laws governing the Company's employment relationships and the manner in which the restaurant generally does business; including the *Americans with Disabilities Act,* OSHA, and relevant food safety laws. While the Company will strive to comply with all such applicable laws, there can be no assurances that a violation of any of these or other laws will not occur in the future; and as such, assuming a violation in this respect does occur, there can be no assurances that any liability imposed as a result of a violation by the Company would not exceed the Company's insurance coverage and would not significantly hinder the Company's financial stability.

Specific government regulations pertaining to applicable liquor, food, health, sanitation, building, zoning, safety and fire licenses can be obtained at the District of Columbia's Department of Consumer & Regulatory Affairs located at 941 North Capitol Street NE, Washington D.C. 20002, telephone (202) 442-4400, and/or on-line at **www.dc.gov**.

Intellectual Property
The Company has submitted trademarks for the name "Agraria" and the corresponding slogan "From Our Fields to Your Table" with the U.S. Patent and Trademark Office; however, there can be no assurances that trademark registration status will be granted. And, assuming said trademarks are provided, the Company cannot predict whether such will be adequate to prevent misappropriation of trademark rights or the use by others of the restaurant features based upon, or otherwise similar to, the Company's restaurant concept.

Management's Plan of Operations and Timeline of Activities
Assuming adequate funding through the acquisition of proceeds by this offering, the Company's management has established the following timeline for restaurant development:

- Retention of Design and Build Team ____________ Completed

The Company has retained the award-winning services of *Adamstein & Demetriou* design and *Forrester Construction* firms for the restaurant project.

- Business License Acquisition ________________ Completed

The Company registered *Agraria LLC* as a foreign company in Washington D.C. on 10/19/2004, and maintains a "Certificate of Good Standing" from the State of North Dakota as of the date of this filing; both items are provided in the exhibit section.

Management's Plan of Operations and Timeline of Activities - Continued

- Retention of Senior Restaurant Management January 1, 2006

Preliminary discussions with the potential General-Manager and Executive-Chef commenced in January and are on-going. Subsequent to Board approval, it is anticipated that said GM and EC will be retained by the above date.

- Finalization of Lease Site January 1, 2006

The Company has entered into lease discussions with the building landlord of the proposed restaurant site, and, assuming no complications on terms, anticipates concluding said lease negotiations and taking possession of said space by the above-noted date.

- Liquor License Acquisition January 1, 2006

Although the required applicant form [for an Alcoholic Beverage Control license] was submitted to the government of the District of Columbia, Alcoholic Beverage Regulation Administration on 02/21/2005, the City agency has informed the Company that (due to a backlog of such permits for full-service restaurants) approval of its license will be delayed until the above provided date.

- Food Procurement Establishment January 1, 2006

Discussions with State farmer associations to determine products that will be sourced from such entities began in January and are on-going; as well as discussions with processing plants and local, regional and National distribution operators that maintain refrigerated capability to move products from air cargo holding units at Washington D.C. airports. As a result, completion of said food-procurement arrangements is anticipated to be realized by the above-noted date.

- Non-GM/EC Employee Hiring/Training February 1, 2006

The Project-Manager, working with the eventually retained General-Manager, will recruit through its contacts and locally in newspapers, nationally via trade publications and websites, as well as post positions with restaurant culinary curricula; and subsequently implement a training regime for said staff persons anticipated to begin on the above-noted date and last through the restaurant's opening.

- Construction/Renovation Work Completion June 1, 2006

Based on current budgetary and construction planning, notably the required permitting, material-ordering and installation inherent in the construction phase, completion of such work [assuming no over-runs] is anticipated by the above date.

- Opening June 15, 2006

Assuming the aforementioned is completed on the provided timeline, it is anticipated that the restaurant opening will occur on the above date; following a "soft-opening" with friends and family that will take place one (1) week prior.

MANAGEMENT

Board of Governors / Executive Officers
Set forth below are the Company Board of Governors members and relevant other officials:

Name and Title — Age

ROBERT CARLSON, President/Governor — **58**

Mr. Carlson is currently the president of North Dakota Farmers Union. He serves as president of Farmers Union Mutual Insurance Company and Farmers Union Service Association. On the national level, Carlson serves as a board member of National Farmers Union, Farmers Union Enterprises and National Farmers Union Insurances. A former member of the USDA-Agricultural Trade Advisory Committee for Grains & Oilseeds, Mr. Carlson recently traveled abroad to China and Japan to develop niche markets for North Dakota commodities. He chairs the Legislative and Trade Committee at National Farmers Union and represents NFU at International Federation of AG Producers' meetings. Mr. Carlson was also an organizing member of the Dakota Growers Pasta Company, in which he remains an active member. He and his wife, Mary, raise small grains and oilseeds near Glenburn, N.S.; the Carlsons have two adult sons.

RICHARD SCHLOSSER, Vice-President/Governor — **55**

Mr. Schlosser was elected North Dakota Farmers Union vice president in January, 1997. He and his wife, Mary, along with their six children farm near Edgeley; raising small grains and row crops. Richard has served as a NDFU lobbyist since 1997. In addition, he is also a director of LaMoure County Farmers Union and serves on the Dakota Valley Rural Electric Cooperative board since 1994. Schlosser is a past director of Edgeley Farmers Union Oil Company, has served on numerous cooperative boards, and is involved in community activities.

TERRY ULRICH, Secretary/Governor — **48**

Mr. Ulrich has operated his diversified farm/ranch since 1982, raising wheat, oats, flax, sunflowers, crambe, corn, alfalfa, and a cow/calf operation. He obtained his Bachelor of Science degree from North Dakota State University in 1980 and has been active in various Farmers Union associations, including President of the McIntosh County Farmers Union (1998-present) and Director for District #6 of the North Dakota Farmers Union since 1998. He has served in numerous community service positions, including Director of Ashley Job Development Authority (1994-98), Vice-President of Ashley Job Development Authority (1998), Wind Energy Development Steering Committee (2001), and Marshall Foundation Cultural Exchange Program (2000).

ELWOOD "WOODY" BARTH, Governor — **44**

Mr. Barth is a farmer and rancher producing corn, small grains, forages, and maintains a cow/calf operation. He is a graduate of Bismarck State College, has served as Chairperson of the North Dakota Credit Review Board since 1989, Chairperson of Flasher Community Credit Union since 1990, Chairperson of National Farmers Union Policy and Action Committee in 2001, and Board Member of Flasher Farmers Union and Elevator from 1987-99.

Board of Governors - Continued

TERRY BORSTAD, Governor **58**
Mr. Borstad and his wife Mary reside in Cando and have four children. He has been farming in the Benson and Ramsey counties for 34 years, raising small grains and oil seeds. Mr. Borstad is past president of the Ramsey County Farmers Union Board, serves as chairman of the Devils Lake Farmers Union Oil Company as well as on the Boards of the New Rockford-Fessenden Co-op Transport Association, the N.D. Co-op Directors Association, and the Dakota Pride Cooperative. He holds a B.S. in Agriculture, is an active pilot and FFA advisor as well as an Agri-Business college instructor.

DENNIS STROMME, Governor **57**
Mr. Stromme and his wife Cathy have a beef cow operation and raise cereal crops and oilseeds near Zahl. He was elected to the Williston Farmers Union Oil Co. board in 1978 and has served as chairman since 1989. He is also president of Williams County Farmers Union and has served on that board for 33 years. He is involved in numerous community activities and is a past director of the ND Grain Growers.

BOB FINKEN, Governor **46**
Mr. Finken and his wife De Anne have five children. Mr. Finken grows a variety of small grains, oilseeds and specialty crops (most of which are as certified seed) while operating a portable seed cleaning unit. Mr. Finken began his service on the Ward County Farmers Union Board in 1991, having served as president from then thru 1996 and again 1999, and serves on the area credit union, Verendrye Electric, Farm Credit Services, Dakota Pride, Meridian Seeds, and Dakota Growers Pasta co-op Boards.

MARCY SVENNINGSEN, Governor **43**
Ms. Svenningsen and her husband Greg farm near Valley City; they have two children in college and a 180-head beef cow herd. They own and rent 1,500 acres of crop land; raising wheat, buckwheat, rye, corn, oats and soybeans. When not involved with facilities assisting persons with disabilities, Ms. Svennindsen also serves on the Barnes County Farmers Union board in the capacity of president.

ROBERT KUYLEN, Governor **44**
Mr. Kuylen and his wife Brenda have three children and maintain a farm/ranch operation near South Heart; raising cattle, wheat, oats, barley, safflower and mustard. Mr. Kuylen has also served as President on the Stark County Board, secretary of the South Heart/Belfield Farmers Union Oil Company, and vice president of South Heart's Pheasant Country Golf Course. He has been a volunteer firefighter since 1980, including serving as chief and as an instructor of Hazardous Materials for the Marshal's office.

Each of the above-noted individuals maintains a principal office address of 1415 12th Ave. SE, Jamestown, N.D. 58402 (Telephone 701-252-2340), has served in said capacities since the formation of the Company, and will continue to serve as such until the first members meeting established by the successful closing of this offering; at which time a permanent Board will be elected in accordance with the aforementioned Member Control Agreement. No remuneration has been provided to the Governors of the Company as of the date of this Offering Circular.

Development Personnel

Mark Watne and principals of *The Magnate Group LLC* (MG) have assisted the Company in its organizational efforts and development; Mr. Watne is employed by NDFU whereas MG was retained by the Company to serve as Project-Manager for this venture pursuant to the terms of a consulting agreement discussed below and provided in Exhibit-D.

> Mr. Watne is employed by NDFU as a Cooperative Development Specialist. He also owns and operates a 1600-acre farm northwest of Velva, N.D. and is a graduate of North Dakota State University with a degree in agricultural mechanization. He currently serves as President of the Quentin Burdick Center for Cooperatives' Advisory Board and is a Board member of Oilseed Partners LLC and Oilseed Growers LLC. Although the interim Board of Governors has appointed Mr. Watne to the position of liaison to the PM for the Company, he has not, nor will he, receive compensation from the Company for his assistance through the close of the equity offering.

The Magnate Group LLC is a Washington D.C. consulting and financial services firm that provides business support services for companies and State & local authorities; specifically in strategic management and operational development throughout various industries.

> <u>Relevant Principals</u>
> *Tom Prescott, President* – Maintains roots in both government and the private sectors, with a strong background in the hospitality and financial services industries as well as a substantial track record in international trade policy; including the implementation of various multilateral negotiations, numerous legislative items, and key Administration initiatives. In addition to having worked in various areas of the hospitality (including restaurant) and financial service industries, Mr. Prescott has also served in several U.S. department agencies as well as provided guidance to two presidential campaigns.
>
> *Gretchen Schroeder, Director of Marketing & Special Products* – Her professional experience spans the nonprofit and restaurant industry, and includes work for the *National Restaurant Association*, several telecommunication firms, and related [restaurant] efforts within the hospitality industry. As a result of her contacts and experiences, as well as her continued work with the *NRA's Marketing Executives Group* and *Board of Directors* (developing products that help the association's members run more efficiently), Ms. Schroeder not only maintains close ties within the restaurant and marketing industries, but also has the know-how to implement effective marketing strategies as well as navigate companies and restaurant operators through the operational processes on-budget.
>
> *Dan Levine, Vice-President for Financial Services* - His professional experience includes over ten years of service in the Accounting and Finance industry: as a consultant for several public companies; with several entrepreneurial startups in the conversion of their accounting standards and public offering preparation; and, as an independent consultant to The World Bank Group, specifically the International Bank of Reconstruction & Development on budgeting, cost management, and other financial issues.

Consulting Agreement with The Magnate Group LLC
The Company has entered into an agreement with *The Magnate Group LLC* (MG) for the latter to serve as Project-Manager for the restaurant venture (see Exhibit-D for the material contract). MG will be responsible for site selection and property lease negotiations, overseeing the finalization of design specs and any subsequent site-renovation/build-out work, obtaining the requisite business, liquor, health, etc. permits/licenses and insurance coverage, acquiring the initial kitchen and Point-of-Sales equipment, merchandise items, furniture, condiments, and directly-sourced food & beverage ingredients/products, qualifying/retaining employees (including the Executive Chef), and subsequently administering a rigorous training program that focuses on best service practices, developing the unit website, customer database, working with said Chef on the menu offering, directing pre-opening PR/marketing campaigns, implementing financial controls through the use of a centralized accounting information system and reporting requirements, organizing a grand-opening at the commencement of operations that is anticipated to be attended by Congressional Representatives, other Government officials, members of the resident diplomatic core, local business persons and related associations, various press entities, and targeted family diners, as well as any and all other operational development activities related to the foregoing.

MG's term of engagement with the Company was established on September 22, 2004 for a period of nine (9) months and was then extended through January 2006 (but may be extended again if agreed to in writing by both parties); with a provided compensation rate of ten thousand ($10,000.00) dollars per month and project-specific reimbursed "out-of-pocket" expenses. Prior to the conclusion of said contract the Company and MG will discuss the latter's continued role; MG has expressed its desire/agreement to continue the contract through the opening of operations and beyond as the parties deem appropriate.

LEGAL MATTERS

A legal opinion on the corporate law of North Dakota and that the Units, when issued and sold in the manner herein referred, will be legally and validly issued, fully paid and non-assessable, has been provided for the Company by N.D.-based law firm *Vogel, Weir, Hunke & McCormick, Ltd.*

EXPERTS

Brady-Martz & Associates, P.C., a North Dakota-based certified public accounting firm, has been retained to provide its opinion on relevant Federal income tax consequences to prospective investors and to serve as the project's certified public accountant. And although the financial statements provided in this Offering-Circular have not been audited, future audited statements will be furnished to applicable investors on an annual basis.

FEDERAL INCOME TAX CONSEQUENCES

The following summary of tax considerations that may be relevant to individual prospective investors was prepared by the North Dakota-based certified public accounting firm, Brady-Martz & Associates, P.C., the consent of which, along with other relevant information, is provided in Exhibit-F of this filing. Also important to note, it is impractical for purposes of this summary opinion to provide comment on all aspects of federal, state or local income tax laws that may affect the tax consequences of investing in the Company; particularly since such consequences are often uncertain and many of them will not be the same for all taxpayers. As such, prospective investors are advised to consult their tax adviser so as to fully understand the income and tax consequences of participating in this venture. As part of this summary the Company has made certain statements of intent and representations that have been incorporated herein, and are reasonably relied upon by Brady-Martz & Associates, P.C.

Classification as a Partnership

The U.S. Treasury Department has issued regulations that allow an unincorporated entity to choose to be taxed as a corporation or partnership, assuming the entity is not considered a publicly traded partnership. The Member Control Agreement, attached in Exhibit-B, specifies that the Company will be taxed as a partnership.

Publicly Traded Partnership Rules

In order to qualify for taxation as a partnership, the Company must not be treated as a publicly traded partnership under Section 7704 of the Internal Revenue Code, which generally defines such as a partnership whose interests are traded on an established securities market, or are readily tradable on a secondary market. The Company represents, based on the aforementioned, that it is confident that it will not be treated as a publicly traded partnership provided that transfers of Membership Units are made only pursuant to the "safe harbors" permitted in the Articles of Organization and Member Control Agreement as described below. Also, as stipulated by Section 1.7704-1 of U.S. Treasury Regulations, interest in a partnership is not considered traded on an established securities market or readily tradable on a secondary market unless the partnership participates in the establishment of the market, or the partnership recognizes any transfers made on the market by redeeming the transferor partner's interests, or admitting the transferee as a partner. As such, the Company further represents that it does not intend to list the Class-A or Class-B Units on any stock exchange or the NASDAQ Stock Market, nor will it provide any information to broker-dealers that would enable such to trade Units under Rule 15c2-11 of the U.S. Securities Exchange Act of 1934, as amended. In addition, Article IX of the Member Control Agreement only permits transfers of Units that will preserve the partnership tax status of the Company by complying with the provisions of said Treasury Regulations, which generally provide that interests will not be treated as readily tradable on a secondary market if the interests are transferred pursuant to "safe harbors" including "private transfers", qualified repurchases, and transfers pursuant to a qualified matching service.

> Private transfers include transfers in which the transferee's tax basis is determined by reference to the transferor's tax basis in the interest transferred, transfers by reason of death, including transfers from an estate or testamentary trust, transfers between members of a "family" within the meaning of Section 267(c)(4) of the Internal Revenue Code, transfers from retirement plans qualified under Section 401(a) of said Code or an

IRA, and "block" transfers, which is any transfer by a related person as defined in said Code in one or more transactions during any 30 day period, or interest representing more than two (2) percent of the total interests in partnership capital or profits.

Additionally, transfers pursuant to a qualified redemption or repurchase are disregarded in determining whether interests are readily tradable on a secondary market if the following conditions are met: first, the redemption or repurchase cannot occur until at least sixty (60) days after the partnership receives written notice of the member's intent to exercise the redemption or repurchase right; second, either the purchase price is not established until at least sixty (60) days after receipt of notification or the purchase price is established not more than four (4x) times during the entity's tax year; and third, the sum of the interests in capital or profits transferred during the year, other than in private transfers, cannot exceed ten (10) percent of the total interests in partnership capital or profits.

Transfers through a qualified matching service are also disregarded in determining whether interests are readily tradable, where a matching service is qualified only if: (i) it consists of a computerized or printed system that lists customers' bid and/or ask prices in order to match members who want to sell with persons who want to buy; (ii) matching occurs either by matching the list of interested buyers with the list of interested sellers, or through a bid and ask process that allows interested buyers to bid on the listed interest; (iii) the seller cannot enter into a binding agreement to sell the interest until the fifteenth (15) calendar day after his/her interest is listed, which date must be confirmable by maintenance of contemporaneous records; (iv) the closing of a sale effected through the matching service does not occur prior to the forty-fifth (45) calendar day after the interest is listed; (v) the matching service displays only quotes that do not commit any person to buy or sell an interest at the quoted price, non-firm price quotes, or quotes that express an interest in acquiring an interest without an accompanying price, non-binding indications of interest; (vi) the matching service does not display quotes at which any person is committed to buy or sell a interest at the quoted price (firm quotes); (vii) the seller's information is removed within one hundred and twenty (120) days of its listing and is not reentered into the system for at least sixty (60) days after its deletion; and (viii) the sum of the percentage interests transferred during the entity's tax year, excluding private transfers, does not exceed ten (10) percent of the total interests in partnership capital or profits.

Federal Taxation of the Company and its Members

Because the Company is being treated as a partnership for federal income tax purposes, members will be required to report on their federal income tax returns their distributive share of all items of the Company's income, gain, loss, deduction, and/or credit for any taxable year of the Company ending within or with their taxable year, without regard to whether such members have received or will receive any distributions from the Company. As a partnership the Company will not be taxed upon it income. In the event the Company is treated in any taxable year as an association, taxable as a corporation, and not as a partnership for federal income tax purposes, no losses of the Company can be deducted by its members on their personal income tax returns as such losses would be taken by the Company against its income, if any. Further, the Company's income would be subject to the corporate income tax and any distributions from the Company to members would not be deductible by the Company. Rather, such distributions would be taxable to the members as dividends to the extent the Partnership, as an association, is taxable as a corporation, resulting in a material reduction in the anticipated cash-flow and after-tax return to investors from such an investment.

State Taxation of the Company and the Members
Members are subject to tax in their state of residence, as well as in those states in which the entity does business if an individual member's income for that state exceeds the minimum filing requirements. As a result, members are advised to consult their tax advisors with respect to the tax laws of their state of residence and any state in which the Company may do business.

Tax Basis and Other Limitations on Loss Deductions
As described below, members are subject to three distinct (yet related) provisions that limit their ability to utilize net losses from the Company. Should one or more of these limitations apply to members in a particular taxable year, said members may not deduct all or a part of their share of Company net losses for such year. To the extent that net losses attributable to a member's interest cannot be utilized to offset certain other taxable income in the current year, including salary, active business income and portfolio income, such losses will be suspended and carried forward and applied against a member's share of Company income, or a member's income from other passive sources in future years. The ability to utilize net losses from the Company also may be limited in a particular tax year to members' tax basis or their amount "at risk." Upon complete disposition by members of their interest in the Company, any remaining losses suspended due to the passive activity rules will be allowed to the extent such losses do not exceed their tax basis or their "at risk" amount.

Limitations of Loss Deductions from Passive Activities
The Internal Revenue Code provides that losses from a trade or business activity in which a taxpayer does not "materially participate" will not be allowed to offset certain other taxable income of that taxpayer, including salary/active income and "portfolio income" such as dividends, interest, royalties & capital gains. Generally, losses attributable to an LLC membership interest are treated as arising from a nonparticipating or "passive" trade and such can be used only to offset passive income from the partnership or other passive activities.

Limitations on Loss Deductions under Section 465
Under Section 465 of the Internal Revenue Code the amount of losses that individuals and certain corporations may deduct with respect to most business and investment activities, are limited to the amount that the individual or corporation is "at risk" with respect to such activity. Losses disallowed for the taxable year because of the "at risk" limitations can be carried forward indefinitely and utilized in a subsequent year if then permitted by the "at risk" limitation. Initially, members will be "at risk" as to the Company for an amount equal to the cash paid for their membership interests. However, in subsequent years, members' amount "at risk" generally will be increased by their allocable share of the Company's undistributed taxable income and reduced by their allocable share of the Company's losses and the Company's distributions.

Tax Basis of Membership Interests
The tax basis of interests of members in the Company will be equal to the amount of cash contributed by said member to the Company, increased by the member's share of Company (taxable and nontaxable) income and decreased (but not below 0) by member distributions, the member's distributive share of Company losses and any Company expenses not deductible in computing the Company's taxable income. A member's basis may also be subject to adjustment for any non-recourse debt on Company real estate. However, because of the tax basis limitations, a member cannot deduct a loss in excess of the member's tax basis and any excess loss would be suspended until such time as the member's tax basis is once again positive.

Disposition of Units
If an actual sale of a member's Units occurs, gain or loss will be recognized equal to the difference between the amount realized and the member's basis in the Units sold; the amount realized for this purpose would include cash and the Fair Market Value of any other property given as consideration for the sale. Conversely, if a member's interest is redeemed or liquidated by the Company, the member will recognize income to the extent any cash, or cash equivalent, received by the member exceeds the member's tax basis. Generally, if a member receives property as part of the liquidation, any possible gain associated with the liquidation and the distributed property would be deferred; the recipient member's basis for property received as a liquidating distribution would be equal to the member's basis in the Company immediately before the distribution, reduced by any cash received. Generally, gain or loss recognized by a Unit holder on the sale or exchange of a Unit held for more than one (1) year will be taxed as long-term capital gain or loss. However, if the disposition is part of a Company liquidation of the member's LLC interest, a portion of the gain or loss will possibly be separately computed and taxed as ordinary income under Internal Revenue Code §751 to the extent attributable to depreciation recapture or "other unrealized receivables" or "substantially appreciated inventory" owned by the Company. It is possible that members could have a tax liability that exceeds cash proceeds of the sale in the event that non-recourse real estate debt has been utilized as basis.

Self-Employment Issues
Neither Congress nor the IRS have finalized how a member's LLC annual share of income from an LLC interest may be subject to self-employment tax. Until final guidance is provided, there will remain a concern that any member's share of LLC income will be subject to self-employment tax.

Tax Returns and Tax Information
The Company must file an annual Federal information return on Form 1065, and furnish members information on Schedule K-1, Form 1065 which they will need to file their federal, and any required state and local tax returns. The preparation and filing of such tax returns will be the responsibility of said members. In the event the IRS audits and disagrees with the tax positions taken on the Company's tax returns, separate audits of members' tax returns could result, especially if adjustments are required, which may result in tax liabilities, penalties and interest to said members.

PART F/S
(FINANCIAL STATEMENTS)

AGRARIA LLC - UNAUDITED BALANCE SHEET
AS OF 12-31-2004 AND 11-1-2005

ASSETS	12/31/04	11/1/05
CURRENT ASSETS		
Cash & Cash Equivalents	33,755	186,245
Prepaid Expenses	-	-
Total Current Assets	**33,755**	**186,245**
PROPERTY & EQUIPMENT		
Less Accumulated Depreciation	-	-
Net Property Equipment	**0**	**0**
OTHER ASSETS (Intangibles, Goodwill)		
Less Accumulated Amortization	-	-
Net Other Assets	-	-
Total Assets	**33,755**	**186,245**
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	33,755	186,245
Current Portion of Long-Term Debt	-	-
Total Current Liabilities	**33,755**	**186,245**
LONG-TERM DEBT		
Less Current Portion	-	-
Net Long-Term Debt	-	-
MEMBER'S EQUITY	**0**	**0**
Total Liabilities & Members' Equity	**33,755**	**186,245**

See Notes to the Financial Statements on Page-36

AGRARIA LLC - UNAUDITED STATEMENT OF OPERATIONS
FOR PERIODS 1-1-04 THRU 12-31-04 AND 1-1-05 THRU 11-1-2005

OPERATIONS	1/1/04-12/31/04	1/1/05-11/1/05
REVENUE		
Dining Revenue	-	-
Bar Revenue	-	-
Catering Revenue	-	-
	0	**0**
COST OF SALES	**0**	**0**
GROSS PROFIT	**0**	**0**
EXPENSES / ACCOUNTS PAYABLE		
Architectural Design Fees	-	85,000
Salaries & Wages	-	-
Benefits	-	-
Pre-Opening Costs & Smallwares	-	-
Direct Operating Expenses	-	-
Insurance Premiums	-	-
Music & Entertainment	-	-
Marketing & Advertising	-	-
Utilities	-	-
Repairs & Maintenance	-	-
Training	-	-
License & Fees	835	-
Building Lease	-	-
Administrative & General	32,500	101,245
Depreciation/Amortization	-	-
Other	420	-
	(33,755)	**(186,245)**
NET INCOME (LOSS)	**(33,755)**	**(186,245)**
BALANCE, MEMBERS' EQUITY BEGINNING OF PERIOD	-	-
Contributions/Development Grants	**33,755**	**186,245**
Net Income (Loss)	**(33,755)**	**(186,245)**
BALANCE, MEMBERS' EQUITY END OF PERIOD	**0**	**0**

See Notes to the Financial Statements on Page-36

AGRARIA LLC - UNAUDITED CASH-FLOW STATEMENTS
FOR THE PERIODS 1-1-04 THRU 12-31-04 AND 1-1-05 THRU 11-1-2005

OPERATING ACTIVITIES	**1/1/04-12/31/04**	**1/1/05-11/1/05**
Net Income (loss)	**(33,755)**	**(186,245)**
Charges & Credits to Net Income Not Affecting Cash		
Depreciation	-	-
Amortization	-	-
Change in Assets and Liabilities		
Prepaid Expense	-	-
Accounts Payable	33,755	186,245
NET CASH, OPERATING ACTIVITIES	**0**	**0**
INVESTING ACTIVITIES		
Purchase of Property and Equipment	-	-
NET CASH, INVESTING ACTIVITIES	**0**	**0**
FINANCING ACTIVITIES		
Cash Infusions	33,755	186,245
Proceeds from Long-Term Debt	-	-
Payments for Loan Origination Costs	-	-
Principal Payment	-	-
NET CASH, (USED FOR) FINANCING ACTIVITIES	**33,755**	**186,245**
NET CHANGE IN CASH	**33,755**	**186,245**
CASH, BEGINNING OF YEAR	**-**	**-**
CASH, END OF PERIOD	**33,755**	**186,245**

See Notes to the Financial Statements on Page-36

AGRARIA LLC – NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

NOTE 1 – NATURE AND LIMITATIONS OF REPORTING

These unaudited financial statements present, to the best of Company management's knowledge and belief, its financial results of operations for 2004 and year-to-date 2005; which include all normal and recurring adjustments necessary for a fair statement of results for said periods.

NOTE 2 – NATURE OF OPERATIONS

Principal Business Activity
Agraria LLC is a North Dakota limited liability company organized to establish, own and operate a fine-dining restaurant in the Washington D.C. market that focuses on the awareness of the American family-farmer. Although incorporated on July 5, 2002, the Company abandoned its initial efforts to establish said restaurant as a result of the desired lease site not being accessible and the debt financing necessary to move forward with commencing such project not materializing. The Company had no amounts to report in calendar years 2002 and 2003. Additionally, and also as a result of the foregoing, the Company presently maintains an interim Board of Governors but no members. As of the date on this Offering's cover, the Company is in the development stage with current efforts being principally devoted to project establishment and financing activities.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

Fiscal Reporting Period
The Company has a December 31st fiscal year for financial reporting purposes.

Basis of Accounting
The Company uses the accrual basis of accounting in accordance with generally accepted accounting principles, where revenues are recognized as earned and expenses as incurred.

Listed Expenses
The license and fees are from the D.C. Government and Patent & Trademark office for the *Agraria* mark and *Agraria* slogan trademark registrations; Administrative expenses are for the project-manager services performed by *The Magnate Group LLC*; "Other" expense is for the *Agraria* website domain registration.

Cash Contribution
The cash infusions were provided by the *North Dakota Farmers Union* (NDFU) as non-reimbursable development grants for this project, and did not result in an equity position in the Company; e.g. no Membership Units/interests from this Offering were conveyed to NDFU for said development grants.

Income Taxes
The Company is organized as a LLC under North Dakota state law, where its earnings are treated as member pass-through; and as such, taxes have not been taken into consideration for the reporting period.

INDEX TO EXHIBITS

A	Charter/By-Laws:	Articles of Organization
B	Rights of Securities Holders:	Member Control Agreement
C	Subscription Agreement:	Accompanied by the Letter of Investment Intent
D	Material Contract/Consent:	The Magnate Group LLC
E	Escrow Agreement:	Impoundment Agreement
F	Expert Consents:	Certified Public Account Opinions (Tax Consequences)
G	Legal Opinion:	Vogel, Weir, Hunke & McCormick, Ltd. (Securities/Law)
H	Additional Exhibits:	Washington D.C. Registration / N.D. Certificate of Standing

DESCRIPTION OF EXHIBITS

A. Charter/By-Laws
The Company's Articles of Organization, which were established on July 5, 2002 in the State of North Dakota, and are presently in full force and effect.

B. Rights of Securities Holders
The Company's Member Control Agreement, which defines the rights of any holder of the equity securities that are being issued in this Offering.

C. Subscription Agreement
The Company's Subscription Agreement and corresponding Letter of Investment Intent that will be used in connection with the purchase of securities associated with this Offering.

D. Material Contract/Consent
The Company's contract established with The Magnate Group LLC on 9/22/04 and 5/10/05 extension to serve as Project-Manager for the Washington D.C. restaurant development project, and its consent to be named within this Offering.

E. Escrow Agreement
The Company's Escrow/Impoundment Agreement that will be used with this offering.

F. Expert Consents
The Company's certified public accountant's written consent to include its opinion on the relevant federal income tax consequences for prospective investors in this offering.

G. Legal Opinion
The Company's legal counsel opinion as to the legality of the securities covered by this offering, indicating whether they will, when sold, be legally issued, fully paid and non-assessable, as well as its opinion on the corporate law of North Dakota.

H. Additional Exhibits
The Company's registration with the government of the District of Columbia as a limited liability company, and its Certificate of Good Standing from the State of North Dakota.

OFFERING-CIRCULAR POST QUALIFICATION AMENDMENT SIGNATURES

This Offering-Circular post-qualification amendment, relating to File # 24-10028 Nov. 2, 2005 filing, has been duly signed by the following Board of Governors member in Washington D.C. on the date indicated below:

(Signature)

November 2, 2005

(Date)

Robert Carlson, President/Governor

OFFERING-CIRCULAR POST QUALIFICATION AMENDMENT SIGNATURES

This Offering-Circular post-qualification amendment, relating to File # 24-10028 Nov. 2, 2005 filing, has been duly signed by the following Board of Governors member in Washington D.C. on the date indicated below:

(Signature)

November 2, 2005

(Date)

Richard Schlosser, Vice-President/Governor

OFFERING-CIRCULAR POST QUALIFICATION AMENDMENT SIGNATURES

This Offering-Circular post-qualification amendment, relating to File # 24-10028 Nov. 2, 2005 filing, has been duly signed by the following Board of Governors member in Washington D.C. on the date indicated below:

(Signature)

November 2, 2005

(Date)

Terry Ulrich, Secretary/Governor

OFFERING-CIRCULAR POST QUALIFICATION AMENDMENT SIGNATURES

This Offering-Circular post-qualification amendment, relating to File # 24-10028 Nov. 2, 2005 filing, has been duly signed by the following Board of Governors member in Washington D.C. on the date indicated below:

(Signature)

November 2, 2005

(Date)

Elwood "Woody" Barth, Governor

OFFERING-CIRCULAR POST QUALIFICATION AMENDMENT SIGNATURES

This Offering-Circular post-qualification amendment, relating to File # 24-10028 Nov. 2, 2005 filing, has been duly signed by the following Board of Governors member in Washington D.C. on the date indicated below:

Terry Borstad

(Signature)

November 2, 2005

(Date)

Terry Borstad, Governor

OFFERING-CIRCULAR POST QUALIFICATION AMENDMENT SIGNATURES

This Offering-Circular post-qualification amendment, relating to File # 24-10028 Nov. 2, 2005 filing, has been duly signed by the following Board of Governors member in Washington D.C. on the date indicated below:

(Signature)

November 2, 2005

(Date)

Dennis Stromme, Governor

OFFERING-CIRCULAR POST QUALIFICATION AMENDMENT SIGNATURES

This Offering-Circular post-qualification amendment, relating to File # 24-10028 Nov. 2, 2005 filing, has been duly signed by the following Board of Governors member in Washington D.C. on the date indicated below:

Bob Finken

(Signature)

November 2, 2005

(Date)

Bob Finken, Governor

OFFERING-CIRCULAR POST QUALIFICATION AMENDMENT SIGNATURES

This Offering-Circular post-qualification amendment, relating to File # 24-10028 Nov.. 2, 2005 filing, has been duly signed by the following Board of Governors member in Washington D.C. on the date indicated below:

Marcy Svenningsen

(Signature)

November 2, 2005

(Date)

Marcy Svenningsen, Governor

OFFERING-CIRCULAR POST QUALIFICATION AMENDMENT SIGNATURES

This Offering-Circular post-qualification amendment, relating to File # 24-10028 Nov. 2, 2005 filing, has been duly signed by the following Board of Governors member in Washington D.C. on the date indicated below:

(Signature)

November 2, 2005

(Date)

Robert Kuylen, Governor

Agraria LLC

Tab-3

EXHIBIT-LISTING

EXHIBIT A

AGRARIA, LLC
ARTICLES OF ORGANIZATION

RECEIVED

JUL 05 2002

SEC. OF STATE

ARTICLES OF ORGANIZATION
OF
AGRARIA, LLC

The undersigned organizers, being natural persons eighteen (18) years of age or older, in order to form a limited liability under North Dakota Century Code, Chapter 10-32, hereby adopts the following Articles of Organization:

ARTICLE I
NAME

The name of this Company is AGRARIA, LLC.

ARTICLE II
REGISTERED OFFICE AND AGENT

The registered office of this Company is located at 1415 12th Avenue SE, Jamestown, North Dakota 58401-5956 .

The name of the Registered Agent of this Company is Mark Watne.

ARTICLE III
PURPOSES

This Company is organized for the following purposes:

A. To own, construct, operate, lease, finance, contract with, and/or invest in retail restaurant operations;

B. General business purposes consistent with the North Dakota Limited Liability Company Act.

ARTICLE IV
INTERNAL REGULATION PROVISIONS

The provisions for the internal regulation of the Company are as follows:

A. Each manager and governor, past or present of the Company, and each person who serves or may have served at the request of the Company as director, officer, governor, manager, employee or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, and their respective heirs and legal representatives, shall be indemnified by the Company in accordance with, and to the fullest extent permissible under, the provisions of North Dakota Statutes Chapter 10-32, as it may be from time to time amended. Whenever the applicable provisions of North Dakota Statutes Chapter 10-32 make indemnification permissible upon the finding that certain standards are met, such indemnification shall be mandatory by the Company.

B. No governor of the Company shall be personally liable to the Company nor to its members for any monetary damages or breach of fiduciary duty as a governor. However, this provision shall not eliminate or limit the liability of a governor:

(1) For any breach of the governor's duty of loyalty to the limited liability company or to its members;

(2) For acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

(3) For any distributions from the Company which are determined to be illegal under North Dakota Statutes (Section 10-32-66 or any successor thereto);

(4) For any transaction from which the governor derived an improper personal benefit; or,

(5) For any act or omission occurring before the date when the provision in the Articles of Organization eliminating or limiting liability becomes effective.

ARTICLE V
ORGANIZER(S)

The name and address of the organizer of this Company is as follows:

Blaine Lundgren	7082 Highway 13 Kulm ND 58456-9705
Lisa Faleide	5174 30th Street NE Maddock ND 58348
Terry Ulrich	10098 51st Ave. SE Ashley ND 58413-9312

We, the above-named Organizers, have read the foregoing Articles Of Organization, know the contents, and believe the statements made therein to be true.

DATED this 28th day of June, 2002.

[SEE ATTACHED SIGNATURE PAGES]

AGRARIA, LLC

ARTICLES OF ORGANIZATION
SIGNATURE PAGE

Blaine Lundgren

Blaine Lundgren   Organizer

AGRARIA, LLC

ARTICLES OF ORGANIZATION
SIGNATURE PAGE

Lisa Faleide Organizer

AGRARIA, LLC

ARTICLES OF ORGANIZATION
SIGNATURE PAGE

Terry Ulrich Organizer

NORTH DAKOTA
Filed 7-11 20
Secretary of State

EXHIBIT B

AGRARIA LLC
MEMBER CONTROL AGREEMENT

TABLE OF CONTENTS

ARTICLE		Page

AGRARIA LLC
MEMBER CONTROL AGREEMENT
(CONTAINS RESTRICTIONS ON TRANSFER OF MEMBERSHIP INTERESTS)

THIS MEMBER CONTROL AGREEMENT (the "Agreement") is effective by and among Agraria LLC, a North Dakota limited liability company (the "Company"), and all of the individuals and entities who have subscribed for and purchased membership units of the Company, upon the Company receiving the required minimum subscription of said membership units.

RECITALS

WHEREAS, North Dakota Century Code §10-32-50 authorizes all of the members of a North Dakota limited liability company to enter into a "member control agreement" relating to the control of any phase of the business and affairs of the limited liability company, its liquidation, dissolution and termination, and/or the relations among its members;

WHEREAS, said North Dakota code further stipulates that a limited liability company's Articles of Organization are not required to authorize capital units prior to an offering, as the premise of its capital structure is that members own membership units (e.g. interests); and

WHEREAS, said Members and the Company desire to enter into such a member control agreement with respect to the Company.

NOW, THEREFORE, in consideration of the foregoing, the mutual agreements of the parties contained herein and the mutual benefits to be gained by the performance hereof, the parties hereto agree as follows:

ARTICLE I - DEFINITIONS

The terms defined in this Article I shall, for all purposes of this Agreement (except as may be otherwise expressly provided in this Agreement or unless context otherwise requires), have the following respective meanings:

1.1 "Act" shall mean the North Dakota Limited Liability Company Act contained in North Dakota Century Code Ch. 10-32.

1.2 "Agreement" shall mean this Member Control Agreement, as amended, modified or supplemented from time to time, including any schedules thereto. The Company does not intend to adopt an Operating Agreement, but rather has included matters regarding the internal operation of the Company in this Agreement.

1.3 "Articles of Organization" shall mean the articles of organization filed on behalf of the Company with the North Dakota Secretary of State, as amended from time to time.

1.4 "Board" or "Board of Governors" shall mean the functioning board of governors of the Company.

1.5 "Capital Account" shall mean the account of a member that is maintained in accordance with the provisions of Section 6.3.

1.6 "Class-A Membership Units" shall mean the Membership Units to be owned by agricultural producers with the rights specified herein. Owners of such Units may be referred to individually or collectively as Class-A Members.

1.7 "Class-B Membership Units" shall mean the Membership Units to be owned by any person and not limited to agricultural producers, with the rights specified herein. Owners of such Units may be referred to individually or collectively as Class B-Members.

1.8 "Code" shall mean the U.S. Internal Revenue Code of 1986, as amended, and any successor thereto. Any reference herein provided to specific sections of the Code and [applicable] U.S. Treasury Regulations thereunder, shall be deemed to include a reference to any corresponding provisions of future law.

1.9 "Company" shall mean Agraria LLC, a North Dakota limited liability company.

1.10 "Contribution Agreement" shall mean a written agreement between the Company and a person desiring to make a contribution that sets forth the terms of such person's agreement to make a contribution (and admission as a member if not already such), including without limitation the agreed-upon value of the contribution that shall be made by such person to the capital of the Company and the Membership Interest to which such person shall be entitled.

1.11 "Distributions" shall mean the distributions to the members of cash or other assets of the Company made from time to time pursuant to the provisions of this Agreement.

1.12 "Estimated Member Tax Liability" shall mean thirty (30) percent of the excess of (a) the sum of items of income/gain of the Company over (b) the sum of items of deduction/loss of the Company, as reported on the Company's federal partnership tax return for the fiscal year.

1.13 "Financial Rights" shall mean a member's rights to share in Net Income and Net Losses (Distributions) with respect to a Membership Interest in accordance with this Agreement.

1.14 "Governance Rights" shall mean all of a member's rights as a member in the Company other than Financial Rights.

1.15 "Governor" shall mean a natural person serving on the Board of Governors.

1.16 "Manager" shall mean a natural person elected, appointed, or otherwise designated as a manager by the Board of Governors, and any other natural person considered elected as a manager pursuant to the Act.

1.17 "Member" shall mean all persons who own Membership Units and includes [collectively] both Class-A and Class-B members.

1.18 "Membership Interests" shall be equal to the Membership Units, whether Class-A or Class-B owned by the member, divided by all outstanding Membership Units.

1.19 "Membership Units" shall mean both Class-A and Class-B Membership Units.

1.20 "Person(s)" shall mean any individual, partnership, limited liability company, corporation, cooperative association, estate, trust or other entity.

1.21 "Preemptive Right(s)" shall mean the right of a member to make contributions or enter into a Contribution Agreement [to make contributions] of a certain amount before the Company may accept new contributions from other persons.

1.22 "Required Records" shall mean those records of the Company required to be maintained under North Dakota Century Code '10-32-51.

1.23 "Tax Withholding Obligation" shall mean an amount equal to the portion of any amount allocated, credited, or otherwise distributable to a member that the Company is required to withhold for income tax purposes pursuant to any applicable Federal, State, local, or other governmental agency law or regulation.

1.24 "Voting Interests" shall mean the votes actually cast by the members on any matter submitted to a vote of the Membership.

ARTICLE II
MEMBERS; MEMBERSHIP INTERESTS

2.1 Class-A Membership. Class-A Membership Units shall be issued to agricultural producers who subscribe to purchase Membership Units of the Company. The Company's Board of Governors reserves sole discretion to determine whether an individual is an agricultural producer and may establish policies related thereto. Class-A Membership Units may be transferred to other agricultural producers in accordance with Article IX herein contained. Moreover, upon a member ceasing to be an agricultural producer, said Class-A Membership Units shall be [immediately] converted to Class-B Membership Units.

2.2 Class-B Membership. Class-B Units shall be issued to any person who is not an agricultural producer and who subscribes to purchase Membership Units in the Company.

2.3 Rights of Class-A and Class-B Members. The financial and governance rights of Class-A and Class-B Units shall be identical, with the exception that a majority of the Board of Governors must be Class-A members.

2.4 Other Classes of Membership Interests. Members may authorize the issuance of other classes of Membership Interests with such rights as it deems appropriate.

2.5 Qualifications for Membership. Qualification for purchase of Class-A Membership Units requires that prospective members must be members of the North Dakota Farmers Union.

2.6 Voting. Each Member shall be entitled to one (1) vote and no more upon each matter submitted to a vote at a meeting of said members (or for action taken without a meeting). All questions shall be decided by a vote of a majority of/by the members voting in person thereon, except as otherwise provided by law, the Articles of Organization, or this Agreement. Voting by proxy and cumulative voting shall not be allowed, but signed votes may be used when specifically authorized by resolution of the Board of Governors. When so authorized, signed votes shall be valid and entitled to the same force and effect as a vote in person if the member has been previously notified in writing of the exact motion or resolution upon which the vote is taken. Each member that is not a natural person shall designate in writing an authorized voting representative to cast such member's vote. A member may designate a new authorized voting representative by written notice to the Company. Whenever this Agreement or the Act allows for or requires the members to consent to such an action, the authorized voting representative of each member shall grant or withhold such consents on behalf of such member; and the voting representative shall represent the member in all Company business and shall be eligible to serve as a Governor in the Company. No individual may be authorized to cast more than two (2) votes (in the capacity of a voting representative) for non-person member entities in addition to his or her own membership vote at a membership meeting.

2.7 Members; Required Records. The names and addresses of the members are set forth in the Company's records, where each Member shall give the Board of Governors at least ten (10) days prior written notice of any change in such information. The Company shall maintain the Required Records at its principal place of business or other designated location.

2.8 Additional Members. No additional members shall be admitted to the Company except with the approval of the Board of Governors and after providing to current members Preemptive Rights as provided below.

2.9 Preemptive Rights.

(a) When Preemptive Rights Arise. A member has a Preemptive Right whenever the Company has approved the acceptance of contributions from or entering into an Agreement with any person.

(b) Exemptions from Preemptive Rights. No Preemptive Rights arise as to contributions to be accepted from or Agreements to be entered into with, other persons when the contribution is:
(i) to be made in a form other than money;
(ii) to be made or reflected pursuant to a plan of merger or exchange; or
(iii) to be made or reflected pursuant to a plan of reorganization approved by a court of competent jurisdiction pursuant to a State or Federal statute.

(c) Extent of Preemptive Rights. The extent which each member may make a new contribution, by exercise of a Preemptive Right, is the ratio of that such member's Membership Interest before the new contribution bears to the total of all members' Membership Interests before the new contribution.

(d) Waiver of Preemptive Rights. A member may waive a Preemptive Right in writing; and unless otherwise provided in the waiver, a waiver of Preemptive Rights is effective only for the proposed contribution or Contribution Agreement described in said waiver.

(e) Notice of Preemptive Rights. When proposing to accept new contributions or enter into Contribution Agreements with respect to which members have Preemptive Rights under Section 2.6, the Board of Governors shall cause notice to be given to each member entitled to such Preemptive Rights. The Board shall state the period of time that members have to respond to the notice, which shall not be less than ten (10) days.

2.10 New Restaurant Locations. In the event that the Company's restaurant concept is expanded to additional sites, whether in the initial market or new markets, the Company may determine that a separate legal entity is the most appropriate [legal and business] structure for each such new restaurant enterprise; and in those cases the members of the Company shall have the first right to participate in purchasing equity ownership of any such new entity. Said rights shall be consistent with the preemptive right respecting new equity of the Company; and therefore, each member will have the right to participate in the same ownership ratio as that member currently has in this Company.

ARTICLE III
MEETINGS OF, OR ACTIONS BY, THE MEMBERS

3.1 Regular Meetings. Regular meetings of the members shall be held on an annual basis; provided, however, that if a regular meeting has not been held during the immediately preceding fifteen (15) months, any ordinary member may demand a regular meeting of members by written demand given to the President or Secretary of the Company. At each such regular meeting, the members entitled to vote shall elect qualified successors for governors whose term(s) have expired or are due to expire within six (6) months after the date of said meeting and may transact any other business; provided that no business with respect to which special notice is required by law shall be transacted unless such notice shall have been given.

3.2 Special Meetings. A special meeting of the members may be called for any purpose or purposes at any time by the President; the Board of Governors; or by members owning not less than ten (10) percent of the voting power of all Membership Interests of the Company entitled to vote; and who shall demand such special meeting by written notice given to the President or the Secretary of the Company specifying the purposes of such meeting.

3.3 Adjournments. Any meeting of the members may be adjourned to another date, time and place; and no notice as to such adjourned meeting need be given if the date, time and place at which the meeting will be reconvened are announced at the time of adjournment.

3.4 Notice of Meetings. Unless otherwise required by law, written notice of each meeting of the members, stating the date, time and place (and in the case of a special meeting, the purpose or purposes) shall be given at least ten (10) days and not more than thirty (30) days prior to the meeting to every owner of Membership Interests entitled to vote at such meeting.

3.5 Waiver of Notice. A member may waive notice of the date, time, place and purpose or purposes of a meeting of members; with such notice being effective whether given before, at, or after the meeting, and whether given in writing, orally or by attendance.

3.6 Quorum. At any meeting of the members, a quorum necessary for the transaction of business shall be ten (10) percent of the first one hundred (100) members plus five (5) percent of additional members; provided, however, that a quorum shall never be more than fifty (50) nor less than five (5) members. Said members represented by signed votes may be counted in computing a quorum only on those questions as to which a signed vote is taken. If less than a quorum is present at any meeting, a majority of votes present in person may adjourn the meeting from time to time without further notice. The attendance of a sufficient number of members to constitute a quorum shall be established by a registration of members of the Company who are present at the meeting, which registration shall be verified by the President and Secretary, and shall be reported in the minutes of the meeting.

3.7 Action. Except as otherwise required in this Agreement or by law, all matters shall be decided by a [greater than fifty (50) percent] majority of the Voting Interests at a duly constituted meeting or by written action in the manner specified herein.

3.8 Action Without a Meeting. Any action required or permitted to be taken at a meeting of the members of the Company may be taken without a meeting by written action signed by the members who own Voting Interests equal to the Voting Interests that would be required to take the same action at a meeting of the members at which all members were present. Such written action is effective when signed by the required members unless a different effective time is provided in the written action; and notice of the text of such written action must be given in advance to all members.

3.9 Telephonic Meetings. A conference among members by any means of communication through which the members may simultaneously hear each other constitutes a regular or special meeting of members; assuming (i) the same notice is given of the conference to every owner of Membership Interests entitled to vote as would be required for a meeting, and (ii) if the Membership Interests held by the members participating in the conference would be sufficient to constitute a quorum at a meeting. Participation in a conference by such means constitutes presence at the meeting in person or by proxy if all the other requirements are met.

ARTICLE IV
BOARD OF GOVERNORS

4.1 Governance. The business and affairs of the Company shall be managed by and under the direction of a Board of Governors, whom is authorized to adopt all necessary policies, rules and regulations not inconsistent with this Agreement or the Articles.

4.2 Number; Qualifications. The members at the initial regular meeting shall determine the number of governors to constitute the Board, provided that thereafter the authorized number of governors may be increased or decreased by the members. Said Governors shall be natural persons and either members or voting representatives of members. At least a majority of said governors must be elected from Class-A Members, and the remaining governors shall be elected from either Class-B or other Class-A members. All Members have the right to vote for all governors, however, Class-A members, by a majority of its Voting Interests, may agree to a different composition of the Board as it pertains to any given election.

4.3 Election; Term. The members shall elect the governors at a regular meeting of the members, where the procedural process for nominating and electing governors shall be determined in advance of the meeting by the Board of Governors, and shall be communicated to all members at the same time as the notice of said meeting. The members shall establish the length of terms at the annual meeting, and each governor shall hold office until the end of the term and thereafter until a successor is elected and has qualified, or until the earlier death, resignation, removal or disqualification of the aforementioned governor.

4.4 Vacancies. Vacancies on the Board of Governors resulting from the death, resignation, removal or disqualification of a governor may be filled by the affirmative vote of a majority of the remaining governors, even though less than a quorum; except when the members elect new governors at a meeting at which governors are removed. Each person elected to fill a vacancy shall hold office until a qualified successor is elected by the members at the next regular meeting or a special meeting duly called for that purpose.

4.5 Place of Meeting. Each meeting of the Board of Governors shall be held at the principal executive office of the Company or at such other place as may be designated from time to time by a majority of the governors or by the [Company] President.

4.6 Regular Meetings. Regular meetings of the Board of Governors shall be held periodically, as established by the Board, but not less than quarterly.

4.7 Special Meetings. A special meeting of the Board of Governors may be called for any purpose or purposes at any time by the President or at least two (2) governors by fixing the date, time and place of the meeting and causing notice of said meeting to be given.

4.8 Notice of Meeting. If the date, time and place of a Board meeting was announced at a previous meeting of the Board, no notice is then required; however, in all other cases, at least five (5) days notice of meetings of the Board, stating the date, time and place of such, shall be given to each governor. Notice of an adjourned meeting need not be given other than by announcement at the meeting when adjournment is taken of the date, time, and place at which the meeting will be reconvened.

4.9 Waiver of Notice. A governor of the Company may waive notice of the date, time and place of a meeting of the Board; whether given before, at, or after the meeting, and whether given in writing, orally or by attendance. Attendance by a governor at a meeting is a waiver of notice of that meeting, unless the governor objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened.

4.10 Quorum. A majority of the governors currently holding office shall be necessary to constitute a quorum for the transaction of business. In the absence of a quorum, a majority of the governors present may adjourn a meeting from time to time without further notice until a quorum is [present]. Should a quorum be present when a duly called/held meeting is convened, the governors present may continue to transact business until adjournment, even though the withdrawal of a number of governors originally present leaves less than the proportion or number otherwise required for a quorum.

4.11 Acts of the Board. Except as otherwise required by law or specified in the Articles of Organization or this Member Control Agreement, the Board shall take action by the affirmative vote of a majority of the governors present at a duly held meeting, where each member of the Board of Governors shall have one (1) vote.

4.12 Written Action by Governors. Any action required or permitted to be taken at a meeting of the Board of Governors not needing approval by the members, may be taken by written action signed by the number of governors that would be required to take such action at a meeting of the Board of Governors at which all governors are present. Said written action is effective when signed by the required number of governors unless a different effective time is provided in the written action; notice of such action must be given in advance to all governors.

4.13 Participation by Electronic Communication. A governor may participate in a meeting of the Board of Governors by any means of communication through which the governor, other governors so participating, and all governors physically present at the meeting, may simultaneously hear each other during said meeting.

4.14 Absent Governors. If the governor is not present at the meeting, consent or opposition to a proposal does not constitute presence for purposes of determining the existence of a quorum; but consent or opposition shall be counted as a vote in favor of or against the proposal and shall be entered in the minutes or other record of action at the meeting.

4.15 Committees. A resolution approved by the affirmative vote of a majority of the Board may establish committees having the authority of the Board in the management of the business of the Company, to the extent provided in said resolution. At all times committees shall be subject to the direction and control of the Board, and a committee shall consist of one or more natural persons who need not be governors; instead be appointed by affirmative vote of a majority of the governors present at a duly held Board meeting. The procedural provisions of this Article [IV] shall apply to committees and members of committees to the same extent as those sections apply to the Board. Minutes, if any, of committee meetings shall be made available upon request to members of the committee and to any governor.

4.16 Compensation. The Board of Governors shall establish compensation of all governors for service(s) to the Company as governors, managers, or otherwise. By resolution by the Board, governors may be paid their expenses, if any, of attendance at each meeting of the Board and incurred in acting on behalf of the Company.

4.17 Presumption of Assent. For purposes of any liability, a governor of the Company who is present at a meeting of the Board (at which action on any Company matter is taken) shall be presumed to have assented to the action taken unless such governor (i) objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened, or (ii) votes against the action at the meeting.

ARTICLE V
MANAGERS

5.1 Number and Designation. The Company shall have one or more natural persons exercising the functions of the position of President, Treasurer, and Secretary of the Company. The Board of Governors may also elect a Vice-President, and such other managers or agents as it deems necessary for the operation and management of the Company; each of whom shall have the powers, rights, duties and responsibilities set forth in this Agreement unless otherwise determined by the Board. Any of the positions or functions of those positions may be held by the same person (such as the offices of Secretary and Treasurer may be combined).

5.2 President. Unless provided otherwise by a resolution adopted by the Board of Governors, the President shall (i) have general active management of the business of the Company, (ii) preside at meetings of the members and Board of Governors, (iii) see that all orders and resolutions of the Board of Governors are carried into effect, (iv) have authority to sign and deliver in the name of the Company any deeds, mortgages, bonds, contracts, or other instruments pertaining to the business of the Company, except in cases in which the authority to sign and deliver is required by law to be exercised by another person or is expressly delegated by the Board of Governors to some other manager or agent of the Company, (v) may maintain records of and certify proceedings of the Board of Governors and members, and (vi), perform such other duties from time to time as may be prescribed by the Board of Governors.

5.3 Vice-President. The Board of Governors may establish the position of Vice-President where during the absence or disability of the Company President, it shall be the duty of the Vice-President to perform all such duties of the President. And the Vice-President shall have such other duties and authority as established by the Board.

5.4 Treasurer. Unless provided otherwise by a resolution adopted by the Board of Governors, the Treasurer shall (i) keep accurate financial records for the Company, (ii) deposit all monies, drafts, and checks in the name of and to the credit of the Company in such banks and depositories as the Board of Governors shall designate from time to time, (iii) endorse for deposit all notes, checks, and drafts received by the Company as ordered by the Board of Governors, making proper vouchers thereof, (iv) disburse Company funds and issue checks and drafts in the name of the Company as ordered by the Board of Governors, (v) render to the President and Board of Governors, whenever requested, an account of all such transactions as Treasurer and of the financial condition of the Company, and (vi), perform such other duties as may be prescribed by the Board of Governors or the President from time to time.

5.5 Secretary. The Secretary shall attend all meetings of the Board and of the members, and shall maintain records (and whenever necessary certify all proceedings) of, the Board of Governors and of the members. The Secretary shall keep the Required Records of the

Company, when so directed by the Board of Governors or other persons authorized to call such meetings, shall give or cause to be given notice of meetings of the members and of meetings of the Board of Governors, and shall also perform such other duties and have such other powers as the President or the Board of Governors may prescribe from time to time.

5.6 Authority and Duties. In addition to the foregoing authority/duties, all managers of the Company shall have such authority and perform such duties in the management of the business of the Company as may be designated from time to time by the Board of Governors or in this Agreement. Unless prohibited by a resolution approved by the affirmative vote of a majority of the governors present, a manager elected or appointed by the Board may, without the approval of the Board, delegate some or all of the duties and powers of a position to others.

5.7 Term. All managers of the Company shall be elected by the Board and shall hold office until their respective successors are chosen and have qualified or until their earlier death, resignation or removal. A manager may resign at any time by giving written notice to the Company; where said resignation is effective without acceptance when the notice is given to the Company, unless a later effective date is specified therein. A manager may also be removed at any time, with or without cause, by a resolution approved by the affirmative vote of a majority of the governors present at a duly held Board meeting, subject to the provisions of any Member Control Agreement. A vacancy in a [managerial] position due to death, resignation, removal, disqualification or other cause may be filled for the unexpired portion of the term by the Board.

5.8 Compensation. The compensation of all managers of the Company shall be determined/fixed by the Board of Governors.

ARTICLE VI
CAPITAL CONTRIBUTIONS

6.1 Capital Contributions of Members. The names of the members and their respective contributions and the agreed value thereof, shall be reflected in the Company's records; and each member shall be credited with his/her respective Membership Interests as set forth in the Company's records.

6.2 Additional Capital Contributions of Members. No additional contributions to the capital of the Company from members shall be required; although the Board of Governors may, from time to time, vote to accept additional contributions from the members the price of which shall be established by the Board in a manner that bears a relationship to the Company's earnings, its assets, future prospects, and in consideration of the risk assumed by the initial members. In such an event, each member shall be allowed (but is not required) to contribute additional capital in proportion to the member's Membership Interests. Upon acceptance of a new contribution, the method for the restatement of value of previous contributions as set forth in N.D.C.C. §10-32-57 shall not be used; instead, the method of determining the value of the new units (as described herein) shall be used.

6.3 Capital Accounts. A separate Capital Account shall be maintained for each member where the initial balance(s) shall be (for each Member) the initial cash contribution made to the Company; in accordance with the capital accounting rules of U.S. Treasury Regulation Section 1.704-1(b)(2) and the provisions of this Agreement relative to the maintenance of Capital Accounts. In general, the Capital Account of each member shall be increased by (a) the amount of any contribution such member makes to the capital of the Company; (b) the agreed value of property contributed by such member to the Company, net of liabilities which the Company assumes or to which the property is subject; and (c) the share of

Company income and gains (including income and gains exempt from tax) allocated to such member under the provisions of Article VII; and shall be decreased by (i) any Distribution made by the Company to such member pursuant to the provisions of Article VII; (ii) the agreed value of any property distributed to such member by the Company, net of liabilities attached to such property which the member assumes or to which the property is subject; and (iii) the share of Company losses and deductions (including any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as such expenditures pursuant to U.S. Treasury Regulations Section 1.704-1(b)(2)(iv)(i)) allocated under the provisions of Article VII).

6.4 Transferee Succeeds to Transferor's Capital Account. Any transfers permitted by Article IX by a member to a transferee of all or a part of such member's Membership Units in the Company shall vest in such permitted transferee; and such permitted transferee shall become a successor in interest to the proportionate interest of the transferor Member's Capital Account to the extent of the Membership Units transferred.

6.5 No Right to Return of Contributions. The members shall have no right to the withdrawal or the return of their respective contributions to the capital of the Company except to the extent set forth in Section 11.3 upon liquidation of the Company.

6.6 No Interest on Capital. No interest shall be paid by the Company on the initial or any subsequent contribution to the capital of the Company.

ARTICLE VII
ALLOCATIONS AND DISTRIBUTIONS

7.1 Allocation of Net Income, Profits, Gains, Net Losses and Credits. All items of net income, profits, gains, net loss, credits, and deductions of the Company shall be allocated to each of the members in proportion to his/her respective Membership Units in the Company.

7.2 Special Allocations. The following shall be made in the following order:

(a) Minimum Gain Chargeback. Notwithstanding any other provision in this Article VII, should a net decrease in "partnership minimum gain" occur, as defined in Treas. Reg. Section 1.704-2(d), during any fiscal year of the Company, each member shall be specially allocated items of Company income/gain for such year in an amount equal to the portion of such member's share of the net decrease in partnership minimum gain; determined in accordance with Treas. Reg. Section 1.704-2(g)(2) that is allocable to the disposition of Company property subject to "non-recourse liabilities", as such term is defined in Treas. Reg. Section 1.752-1(a)(2). Allocations pursuant to the foregoing sentence shall be made in proportion to the respective amounts required to be allocated to each member pursuant thereto; and the items to be allocated under this Section 7.2(a) shall be determined in accordance with Treas. Reg. 1.704-2(j)(2), thereby complying with the minimum gain chargeback requirement in such regulation and shall be interpreted and applied consistently therewith.

To the extent permitted by such regulation and for purposes of this Section 7.2(a), each member's deficit capital account balance shall be determined prior to any other allocations pursuant to this

Article VII with respect to such fiscal year and without regard to any net decrease in partnership minimum gain during such year.

(b) Qualified Income Offset. Notwithstanding anything in this Article VII to the contrary, if a member unexpectedly receives an adjustment, allocation, or distribution described in Treas. Reg. Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), and such unexpected adjustment, allocation or distribution puts such member's capital account into a deficit balance or increases such deficit balance determined after adjusting such account for all other allocations tentatively made pursuant to this Article VII as if this Section 7.2(b) were not in this Agreement, such Member shall be allocated items of income and gain in an amount and manner sufficient to eliminate such deficit or increase as quickly as possible. It is intended that this Section 7.2(b) shall meet the requirement that this Agreement contains a "qualified income offset", as defined in Treas. Reg. Section 1.704-1(b)(2)(ii)(d).

(c) Gross Income Allocation. In the event any member has a deficit capital account at the end of any fiscal year that is in excess of the sum of (i) the amount such member is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount such member is deemed to be obligated to restore pursuant to the penultimate sentences of Treas. Reg. Sections 1.704-2(g)(i) and Section 1.704-2(i)(5), each such member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible; provided that an allocation pursuant to this Section 7.2(c) shall be made only if such member would have a deficit capital account in excess of such sum after all other allocations provided for in this Article VII have been made as if Section 7.2(b) and (c) were not in the Agreement.

(d) Non-recourse Deductions. Non-recourse deductions, as defined in Treas. Reg. Section 1.704-2(b), for any fiscal year shall be allocated to the members in accordance with Section 7.1.

(e) Partner Non-recourse Deductions. Any "partner non-recourse deductions" for any fiscal year or other periods shall be specially allocated to the member who bears the economic risk of loss with respect to the "partner non-recourse debt" to which such partner non-recourse deductions are attributable in accordance with Treas. Reg. Section 1.704.2(i). For purposes of this Agreement, the term "partner non-recourse deductions" shall have the meaning set forth in Treas. Reg. Section 1.704-2(i)(2), and the term "partner non-recourse debt" shall have the meaning set forth in Treas. Reg. Section 1.704-2(b)(4). Further, the amount of partner non-recourse deductions with respect to a partner non-recourse debt for a Company fiscal year equals the excess, if any, of the net increase, if any, in the amount of partnership minimum gain attributable to such partner non-recourse debt during such fiscal year over the aggregate amount of the proceeds of the liability distributed during that fiscal year to the member that bears the economic risk of loss for such partner non-recourse debt.

7.3 Curative Allocations. The allocations set forth in Sections 7.2(a), 7.2(b), 7.2(c), 7.2(d) and 7.2(e), collectively the "Regulatory Allocations", are intended to comply with certain requirements of Treas. Reg. Section 1.704-1(b). Notwithstanding any other provision of this Article VII, the Regulatory Allocations shall be taken into account in allocating other items of income, gain, loss and deduction, and credit among the members so that the net amount of such allocations of other items and the Regulatory Allocations to each member shall be equal to the net amount that would have been allocated to each such member if the Regulatory Allocations had not occurred. Additionally, notwithstanding the preceding sentence, Regulatory Allocations relating to non-recourse deductions pursuant to Section 7.2(e) shall not be taken into account except to the extent that there has been a reduction in partnership minimum gain.

7.4 Operating Distributions; Minimum Distribution; Other Distributions.

(a) Operating/Minimum Distributions. Any distributions authorized by the Board of Governors, other than distributions upon liquidation pursuant to Section 11.3, Non-Ordinary Distributions pursuant to Section 7.4(b), and Tax Withholding Obligations that constitute distributions pursuant to Section 7.5, shall be distributed among the members based on their Membership Units as reflected in the Company's records. The Board shall annually authorize a distribution of cash to the members based on their Units in an amount at least equal to the Estimated Member Tax Liability to the extent such distribution is legally permitted; but only after all historical cumulative losses have been restored and the Company has net income of at least $100,000 for the year in question.

(b) Other Distributions. Distributions to members from sources other than "net operating profits", including refinancing of indebtedness or from the sale of the Company assets (other than in the ordinary course of business), shall be distributed among the members in the same manner as set forth in Section 11.3.

7.5 Tax Withholding Obligations Constitute a Distribution. Any Tax Withholding Obligation that is withheld by the Company shall constitute a distribution of such amount by the Company to the member to whom such Tax Withholding Obligation is attributable.

ARTICLE VIII
TAX MATTERS

8.1 Tax Characterization and Returns. The members acknowledge that the Company will be characterized as a partnership for income tax purposes, and as such, the Company shall prepare (or cause to be prepared) and file on or before the due date (or any extension thereof) any Federal, State or local tax returns required to be filed by the Company; and, except as otherwise provided in any Board resolution, shall have complete discretion and authority concerning any tax election required or permitted to be made by the Company. Further, the Company shall deliver (or cause to be delivered) to each member within ninety (90) days after the end of each fiscal year, or within a reasonable time thereafter if the Company's due date for a tax return is extended, such information concerning the Company as is necessary or appropriate to permit each member to properly complete any Federal, State or local income tax return in which members must include items attributable to the Company.

8.2 Tax Matters Partner. The Tax Matters Partner shall be the individual so designated in accordance with Sections 6221-33 of the Code and related Treasury Regulations, and such individual shall assume the responsibilities assigned to tax matters partners therein. The Board of Governors may designate the Tax Matters Partner or, if no such designation is made, the President of the Company shall be the Tax Matters Partner unless that official is not a member; in which case the Company President shall designate a member as the Tax Matters Partner. If on advice of counsel the Tax Matters Partner determines that it is in the best interest of the members that the final results of any administrative proceeding be appealed by the institution of legal proceedings, the Tax Matters Partner is hereby authorized to commence such legal proceedings in such forum as the Tax Matters Partner, on advice of counsel, determines to be appropriate. And, in the event the Tax Matters Partner selects a forum for appeal in which the members are required to deposit a proportionate share of any disputed tax before making such appeal, the Tax Matters Partner must obtain the approval of the Board of Governors and the consent of all members. Assuming such approval and consent is obtained, each of the members will be required to deposit and pay such member's proportionate share of such disputed tax before participating in said appeal; and the members acknowledge that such deposit under current law does not earn interest and that the failure to so deposit may preclude a member from pursuing any other sort of appeal by court action. Further, the Tax Matters Partner shall not be liable to any other member for any action taken with respect to any such administrative proceedings or appeal so long as the Tax Matters Partner is not grossly negligent or guilty of willful misconduct. Additionally, any costs paid or incurred by the Tax Matters Partner in connection with its activities in such capacity shall be reimbursed by the Company. Each member also acknowledges that any cost a member may incur in connection with an audit of such member's income tax return, including an audit of such member's investment in this Company, is such member's sole responsibility and obligation; and neither the Company, the Board of Governors, the Managers, nor the Tax Matters Partner shall be liable to any member for reimbursement or sharing of any such costs.

ARTICLE IX
ASSIGNMENT/TRANSFER OF MEMBERSHIP INTERESTS

9.1 Transfer of Membership Interests. Membership Units may be transferred only with the consent of the Board of Governors, with such consent being given, withheld, conditioned or delayed as the Board may determine in its sole discretion. Any proposed transfer of Units shall conform with Section 1.7704-1, et seq., of the Treasury Regulations as adopted and amended by the Internal Revenue Service from time to time. In this respect, it is the intent of this Agreement that the tax status of this Company be the same as for a partnership and that the Company preserve its partnership tax status by complying with Section 1.7704-1, et seq., and any amendments thereto. Additionally, the transferor and transferee must execute any such documents or instruments as the Board may deem necessary to effect such assignment. Nothing in this Article IX shall prohibit the collateral assignment of rights to distributions to any member, but no such assignee shall have the right, by virtue of such collateral assignment, to become a member or to have any governance rights.

9.2 Transfer of Class A Membership Units. Subject to the approval process set forth in Section 9.1, a Class-A member may transfer his/her Membership Units to either a producer or non-producer, however, the transfer of such Units to a non-producer will result in their automatic conversion to Class-B Units.

9.3 Severance Prohibited. Neither the Governance Rights nor the Financial Rights of a Membership Unit may be severed from the Membership Unit; except with respect to a collateral assignment permitted under Section 9.1. Any assignment of Membership Units shall cause the assignment of both the Governance Rights and the Financial Rights associated with that Membership Unit to the same assignee.

ARTICLE X
SUPER-MAJORITY ACTION

The Board of Governors shall not enter into or make the following actions or decisions by, for, or on behalf of the Company without the approval of at least sixty-six (66) percent of the Voting Interests:

(a) Any sale, exchange, transfer, consent to the execution of a deed in lieu of foreclosure, or other disposition of all of the Company's assets;
(b) The conversion of the Company to a corporation, general partnership, limited partnership or any other form of legal entity;
(c) Any merger or other combination of the Company with a separate/other person; or
(d) Dissolution of the Company.

ARTICLE XI
DISSOLUTION

11.1 Notice of Dissolution. As soon as possible following the occurrence of the event effecting the dissolution of the Company (whether pursuant to Article X or a statutory event), the appropriate representative of the Company shall execute a notice of dissolution in such form as shall be prescribed by the North Dakota Secretary of State; setting forth the information required under the Act, and shall file the same with the North Dakota Secretary of State's office.

11.2 Winding Up of Business. Upon filing a notice of dissolution with the North Dakota Secretary of State, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of said business; but its separate existence shall continue until a certificate of termination has been issued by the Secretary of State or until a decree dissolving the Company has been entered by a court of competent jurisdiction.

11.3 Distributions Upon Liquidation. Upon liquidation, the business of the Company shall be wound up, the Board of Governors shall take full account of the Company assets and liabilities, and all assets shall be liquidated as promptly as is consistent with obtaining the fair value thereof. If any assets are not sold, the relevant gain or loss shall be allocated to members in accordance with Article VII as if such assets had been sold at their fair market value at the time of said liquidation; whereas, if any assets are distributed to a member rather than sold, the distribution shall be treated as a distribution equal to the fair market value of the assets at the time of the liquidation. Further, said assets shall be distributed in the following order of priority:

(a) First, to the payment of all debts and liabilities of the Company, including all fees due to Governors and Managers, and including any loans or advances that may have been made by the members to the Company, in the order of priority as provided by law;

(b) Second, to the establishment of any reserves deemed necessary by the Managers or the person winding up Company affairs for any contingent liabilities or obligations of the Company;

(c) Third, to the members in proportion to their Membership Units.

ARTICLE XII
RESOLUTION OF DISPUTES AND ARBITRATION

12.1 Arbitration. All claims, counterclaims, and disputes arising out of or relating to this Agreement shall be settled and finally determined by arbitration to be held in a mutually agreeable city in accordance with the then existing Commercial Arbitration Rules (the "CAR") of the American Arbitration Association (the "AAA") or its successors and otherwise in accordance with the provisions of this Section. Notice of demand for arbitration shall be filed in writing with the other party or parties to the dispute and with the AAA.

12.2 Injunctive Relief. As the sole exception to arbitration, each party shall have the right to seek injunctive relief without the necessity of proving actual damages from any court having jurisdiction only so as to preserve its rights for resolution in any pending or imminent arbitration proceedings; including, without limitation, the right to such preliminary relief and/or a temporary restraining order. No such injunction shall prohibit or postpone such arbitration proceedings and the injunctions may be modified or vacated as a result of the arbitration award.

12.3 Arbitration Panel. The arbitration panel shall consist of one (1) person who has the availability to allow the arbitration to proceed with continuous sessions until conclusion; and the parties shall select the arbitrator from a list of potential arbitrators furnished by the AAA.

12.4 Document Exchange. The parties shall, within thirty (30) days after the notice of demand for arbitration, make reasonably available to each other for inspection and copying, all documents deemed reasonably necessary by the arbitrators relating to the dispute in their possession or under their control; including but not limited to, any and all documents in the possession or under the control of any of their consultants or agents, except such documents as are protected under the attorney-client privilege as that doctrine has been defined by the courts of the State of North Dakota relevant to the issues raised by the dispute being arbitrated.

12.5 Confidentiality. All information and documentation submitted by the parties or received from any other source, together with all transcripts of the hearing(s) and the arbitrator's findings, shall be treated by the arbitrator and the parties as confidential information; and all participants shall agree not to disclose or turn over any such information or documentation to a third party without the prior written consent of the parties, or pursuant to a lawful subpoena or court order, or in order to obtain injunctive or other judicial relief.

12.6 Speedy Resolution. It is the parties' intent that the arbitration be speedily concluded with a desire for the hearing to take place and the award to be made within ninety (90) days of the filing of any demand for arbitration, if possible. Said award rendered by the arbitrator will be final and not subject to appeal, and the judgment may be entered upon it in any court having jurisdiction thereof. All costs, arbitration fees and attorneys fees shall be paid as the award of the arbitrator shall specify. In the event of conflict between the provisions of this Section with the CAR, the provision of this Section shall control.

ARTICLE XIII
AMENDMENT

This Agreement may not be modified, amended or supplemented except upon consent of at least a simple majority of the Voting Interests; provided, that (i) the composition of the Board as set forth in §4.2 cannot be modified except with the consent of a majority of Voting Interests of the Class-A members, and (ii), Article X may be amended only by sixty-six (66) percent of the Voting Interests.

ARTICLE XIV
MISCELLANEOUS

14.1 Entire Agreement. This Agreement constitutes the entire agreement among the parties and supersedes any prior [written and oral] agreement or understanding among them with respect to the subject matter hereof.

14.2 Compensation for Services. No member or individual affiliated with a member shall be entitled to any compensation for services performed for the Company except as shall be approved in advance by the Company and evidenced in a written agreement, minutes of a board meeting, or minutes of a membership meeting.

14.3 Articles of Organization. In the event of any conflict between the Articles of Organization and this Agreement, this Agreement shall govern to the extent not contrary to law.

14.4 Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision will be fully severable; and this Agreement will be enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement with the remaining provisions continuing in full force and effect. Furthermore, in lieu of such illegal, invalid, or unenforceable provision, there will be added automatically (as a part of this Agreement) a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

14.5 Remedies. The parties agree that in the event of a breach of this Agreement, the non-breaching party (or parties) shall be entitled to the remedies of specific performance and injunctive relief; except to the extent prohibited by the Act, and that such remedies shall be in addition to any other remedies available at law or in equity with the pursuit of any one or more remedies not being a bar to the pursuit of other remedies which may be available. The parties further agree that the breaching party or parties shall pay all reasonable costs, expenses, and attorneys' fees incurred by the non-breaching party or parties in pursuing their remedies for a breach of this Agreement.

14.6 Consent and Waiver. No consent under and no waiver of any provision of this Agreement on any one occasion shall constitute a consent under or waiver of any other provision on said occasion or on any other occasion; nor shall it constitute a consent under or waiver of the consented to or waived provision on any other occasion. Further, no consent or waiver shall be enforceable unless it is in writing and signed by the party against whom such consent or waiver is sought to be enforced.

14.7 No Third Party Beneficiary. This Agreement is made solely for the benefit of the parties hereto, their respective successors and permitted assigns; no other person will have any rights, interest, or claims hereunder or be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise, except that the Company shall have standing to bring an action to recover damages provided for by the Act or to seek remedies otherwise provided by law in the event of a breach or threatened breach of this Agreement.

14.8 Notices. All notices, offers, demands, or other communications required or permitted under this Agreement shall be in writing, signed by the person giving the same. Said Notice shall be treated as given when personally received or, except in the event of a mail strike, when sent by certified or registered mail, postage prepaid, return receipt requested, to a member at the address as shown in the records of the Company; and members may specify a different address by written notice to the Board of Governors.

14.9 Binding Effect. Except as herein provided, this Agreement shall be binding upon, and inure to the benefit of, the parties and their legal representatives, heirs, administrators, executors, successors and assigns.

14.10 Necessary Instruments and Acts. The parties covenant and agree that they shall execute any further instruments and shall perform any acts which are or may become necessary to effectuate and to carry out the terms and conditions of this Agreement.

14.11 Number and Gender. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural; and pronouns stated in either the masculine, the feminine, or the neuter gender shall include the masculine, feminine and neuter.

14.12 Interpretation. All Article, Section and subsection headings are for reference purposes only and shall not affect the interpretation of this Agreement.

14.13 Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one agreement binding on all parties; and each party shall become bound by this Agreement immediately upon signing any counterpart, independently of the signature of any other party.

14.14 Governing Law. This Agreement and the rights of the parties hereunder shall be governed by and interpreted in accordance with the laws of the State of North Dakota.

[Remainder of this page has been left blank intentionally]

RECEIVED

JUL 05 2002

SEC. OF STATE

ARTICLES OF ORGANIZATION
OF
AGRARIA, LLC

The undersigned organizers, being natural persons eighteen (18) years of age or older, in order to form a limited liability under North Dakota Century Code, Chapter 10-32, hereby adopts the following Articles of Organization:

ARTICLE I
NAME

The name of this Company is AGRARIA, LLC.

ARTICLE II
REGISTERED OFFICE AND AGENT

The registered office of this Company is located at 1415 12th Avenue SE, Jamestown, North Dakota 58401-5956 .

The name of the Registered Agent of this Company is Mark Watne.

ARTICLE III
PURPOSES

This Company is organized for the following purposes:

A. To own, construct, operate, lease, finance, contract with, and/or invest in retail restaurant operations;

B. General business purposes consistent with the North Dakota Limited Liability Company Act.

ARTICLE IV
INTERNAL REGULATION PROVISIONS

The provisions for the internal regulation of the Company are as follows:

A. Each manager and governor, past or present of the Company, and each person who serves or may have served at the request of the Company as director, officer, governor, manager, employee or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, and their respective heirs and legal representatives, shall be indemnified by the Company in accordance with, and to the fullest extent permissible under, the provisions of North Dakota Statutes Chapter 10-32, as it may be from time to time amended. Whenever the applicable provisions of North Dakota Statutes Chapter 10-32 make indemnification permissible upon the finding that certain standards are met, such indemnification shall be mandatory by the Company.

B. No governor of the Company shall be personally liable to the Company nor to its members for any monetary damages or breach of fiduciary duty as a governor. However, this provision shall not eliminate or limit the liability of a governor:

(1) For any breach of the governor's duty of loyalty to the limited liability company or to its members;

(2) For acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

(3) For any distributions from the Company which are determined to be illegal under North Dakota Statutes (Section 10-32-66 or any successor thereto);

(4) For any transaction from which the governor derived an improper personal benefit; or,

(5) For any act or omission occurring before the date when the provision in the Articles of Organization eliminating or limiting liability becomes effective.

ARTICLE V
<u>ORGANIZER(S)</u>

The name and address of the organizer of this Company is as follows:

Blaine Lundgren	7082 Highway 13 Kulm ND 58456-9705
Lisa Faleide	5174 30th Street NE Maddock ND 58348
Terry Ulrich	10098 51st Ave. SE Ashley ND 58413-9312

We, the above-named Organizers, have read the foregoing Articles Of Organization, know the contents, and believe the statements made therein to be true.

DATED this 28th day of June, 2002.

[SEE ATTACHED SIGNATURE PAGES]

AGRARIA, LLC

ARTICLES OF ORGANIZATION
SIGNATURE PAGE

Blaine Lundgren

Blaine Lundgren Organizer

AGRARIA, LLC

ARTICLES OF ORGANIZATION
SIGNATURE PAGE

Lisa Swanson Faleide

Lisa Faleide Organizer

AGRARIA, LLC

ARTICLES OF ORGANIZATION
SIGNATURE PAGE

Terry Ulrich Organizer

NORTH DAKOTA
Filed 7-11 20
Secretary of State

EXHIBIT C

AGRARIA LLC
SUBSCRIPTION AGREEMENT AND LETTER OF INVESTMENT INTENT

AGRARIA LLC

SUBSCRIPTION AGREEMENT AND LETTER OF INVESTMENT INTENT

Ladies and Gentlemen:

The undersigned hereby subscribes to purchase that number of Membership Units ("Units") indicated below of Agraria LLC (the "Company") at a price of $100 per Unit. As consideration for the Units purchased, I enclose with this document full payment thereof (made payable to "Bank of North Dakota-Agraria LLC Escrow") and acknowledge that this subscription is subject to acceptance by the Company; and that the Company has the right, in its sole discretion, to accept or reject subscriptions in whole or in part.

REPRESENTATIONS AND WARRANTIES OF INVESTOR;
INVESTMENT INTENT; RESTRICTIONS ON TRANSFER OF UNITS

In connection with the purchase of said Units, the undersigned hereby represents and warrants as follows:

1. I understand that the Units have not and will not be registered under the Federal Securities Act of 1933, as amended (the "Act"), but are being offered and exchanged in reliance upon exemption from registration afforded under the Act. I make the following representations, declarations, and warranties with the intent that the same be relied upon in determining my suitability as a purchaser of said Units:

(a) The Units for which I am hereby subscribing are being acquired solely for the account of the undersigned for long-term investment, and are not being purchased for resale or for fractionalization thereof, and I have no present plan or intention to enter into any such contract, undertaking, agreement, or sale.

(b) I agree not to dispose of the Units or any interest therein unless and until the Company, in its sole discretion, shall have consented to any transfer and until (i) the Company shall have determined by obtaining an opinion of my counsel or otherwise, that the intended disposition does not violate any applicable State securities law, the Act, or the rules and regulations of the U.S. Securities and Exchange Commission thereunder, or (ii) the Units have been validly registered with said U.S. Securities and Exchange Commission.

(c) I, my attorney, accountant, or investment advisor has been furnished the Company's Offering Circular.

(d) I have relied solely upon independent investigations made by me and/or my representatives in deciding to purchase the Units subscribed herein.

2. I acknowledge and am aware of the following:

(a) The Units are a highly speculative investment that involves a great risk of loss by me of my entire investment, but believe the investment is suitable based upon my investment objectives and financial needs. Further, I can bear the economic risk of investing in the Units for an indefinite period of time and can afford a complete loss of such investment.

(b) No Federal or State agency has made findings/determination as to the fairness of the investment, nor any recommendation nor endorsement, of the Units.

(c) I understand that there are significant restrictions on the transferability of the Units, that there will be no public market for the Units, and that it may not be possible for me to readily liquidate my investment in case of an emergency.

A legend will be placed in the certificates or other instruments evidencing the limits describing the restrictions on the transferability thereof, containing substantially the following language:

> **THE SECURITIES REPRESENTED BY/WITHIN THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO REGISTRATION, EXEMPTION FROM REGISTRATION, OR OPERATION OF LAW. THE TRANSFER OF UNITS REPRESENTED WITHIN THIS CERTIFICATE IS RESTRICTED UNDER THE TERMS OF THE COMPANY'S MEMBER CONTROL AGREEMENT, A COPY OF WHICH IS ON FILE AT THE OFFICE OF THE COMPANY.**

3. I understand and agree that the Company has the right to accept or reject this subscription, in whole or in part, in its sole and absolute discretion. If the subscription is rejected, in whole or in part, the monies paid to the Company in relation with this investment offering will be returned in the original amounts (without interest) to me by the Company as soon as possible; but in no event later than fourteen (14) days following the receipt thereof.

4. This instrument contains the entire agreement of the parties, and there are no representations, covenants or other agreements except as stated or referred herein.

5. The undersigned subscriber, by affirming his/her signature to this Subscription Agreement, is deemed to have executed and agrees to be bound by the [provided] Company Member Control Agreement (which may be amended from time to time), a copy of which is contained in the Offering Circular to the same effect and purpose as if the undersigned's signature were applied to those documents. Said document is by reference incorporated into this Subscription Agreement and made a part hereof.

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MATTERS TO BE COMPLETED BY SUBSCRIBER

PLEASE COMPLETE THE FOLLOWING:

A. **Units Purchased** (Please complete)

I hereby subscribe for ______ Membership Units
(Minimum purchase is twenty (20) Units ($2,000)

B. **Investment Calculation** (Please complete)

Calculating Your Payment Due	
Payment Due:	
__________ number of Units purchased X $100	$__________
Total Due	**$__________**
Payment is due with the return of this Subscription Agreement. **Make check payable to "*Bank of North Dakota-Agraria LLC Escrow*".**	

C. **Tittle Ownership** Manner in which title is to be held (check one)

____ Individual Ownership
____ Joint Tenants with Right of Survivorship*
____ Tenants in Common**
____ Partnership
____ Individual Retirement Account
____ Corporation
____ Cooperative
____ Trust
____ Other

* "Joint Tenants with Right of Survivorship" means that the purchasers shall co-own the Units with right of survivorship and not as tenants in common. Each such purchaser shall enjoy the right of survivorship; that is, upon the death of one purchaser, the surviving purchaser shall enjoy sole ownership of said Units. And any sale, transfer, or other disposition of such Units by either purchaser of his/her proportionate share thereof shall destroy the right of survivorship.

** "Tenants in Common" means that the purchasers shall co-own the Units as tenants in common with no right of survivorship; where each purchaser may sell, transfer, or otherwise dispose of his/her proportionate share of said Units in accordance with law.

D. **Producer Status** (Check appropriate box)

☐ I am an agricultural producer; in that I maintain ownership in a farm unit recognized by the U.S. Farm Services Agency (FSA).

☐ I am not an agricultural producer.

E. **Membership Status**

I acknowledge that I am currently a member of the North Dakota Farmers Union, or have made applications to those organizations for such membership.

IN WITNESS WHEREOF, INTENDING TO BE LEGALLY BOUND, I have executed this Subscription Agreement and Letter of Investment Intent this ____ day of ________, 2005. My signature (below) also constitutes my agreement to the Company's Member Control Agreement.

____________________	____________________
Taxpayer Identification or Social Security Number	(Signature)
	____________________
	(Name, please print)
____________________	____________________
Taxpayer Identification or Social Security Number	(Signature)
	____________________
	(Name, please print)

Address:

____

____

IN WITNESS WHEREOF, the undersigned hereby accepts the proposed Subscription as of this ____ day of ____________, 2005.

AGRARIA LLC

By: ________________________

Its: ________________________

EXHIBIT D

AGRARIA LLC
MATERIAL CONTRACT (The MAGNATE GROUP LLC)

THE MAGNATE GROUP LLC

Lobbying/Consulting & Financial Services Firm
1900 L STREET, N.W. – SUITE 612
WASHINGTON, D.C. 20036
PHONE: (202) 223-1002
FAX: (202) 223-1003

Website: www.MagnateGroup.net

AFFILIATES

Kissinger McLarty Associates LLP
Business Strategy Group LLC

CONSULTANT-AGREEMENT

This Consultant-Agreement (the "Consultant-Agreement" or "Agreement") confirms the understanding and agreement by Agraria LLC (the "Company"), a North Dakota limited liability company with offices located therein, and The Magnate Group LLC (the "Consultant"), a District of Columbia limited liability company with offices therein. The entities hereunder may be referred to individually as a "Party" or collectively as the "Parties".

Preamble[1]:

(a) The Parties warrant that the information/materials provided to one another are prepared in good faith and do not, to either's knowledge, contain any false statements or fail to disclose information necessary to prevent such from being misleading in any material respect;

(b) The Parties further represent that consummating this Agreement does not violate any independent third-party agreement(s) said entities have established and/or are currently associated with;

(c) The Consultant agrees to indemnify and hold harmless the Company's officers, directors, employees, controlling persons, affiliates and/or stockholders (where/if applicable) against damages and other costs [including any legal or other expenses in investigating or defending any action in respect thereof] resulting from violations by the Consultant's officers, directors, employees, affiliates and/or Investor-Network members (where applicable) of Federal and State laws;

(d) The Company agrees to indemnify and hold harmless the Consultant's officers, directors, employees, affiliates and/or members of its Investor-Network (where/if applicable) against damages and other costs [including any legal or other expenses in investigating or defending any action in respect thereof] resulting from violations by the Company's officers, directors, employees, controlling persons, affiliates and/or Stockholders (where applicable) of Federal and State laws.

Section 1 – Engagement/Services:

The Company engages the Consultant on an exclusive basis to perform the Project-Manager (PM) related services described below, and the Consultant accepts this engagement upon the terms and conditions set forth herein. The Consultant shall devote such time, attention and energies to the execution of these services as is necessary for their due performance. Said services shall be mutually convenient for both parties, however, the Consultant shall be free to use its own judgment as to the manner and means by which to perform all acts hereunder; and as a result, this Agreement does not create an "employer-employee" relationship between the Company and the Consultant.

As PM for the development of the Company's restaurant project, the Consultant shall be responsible for the following:

- Site selection and property lease negotiations;
- Overseeing the finalization of design specs and any subsequent [site] renovation/build-out work;
- Obtaining the requisite [business, liquor, health, etc.] permits/licenses and insurance coverage;
- Acquiring the equipment, furniture, fixtures and directly-sourced food & beverage ingredients/products;
- Qualifying/retaining the employees and administering a rigorous training program;
- Developing the unit website, customer database, PR efforts, and (working with the Exec.Chef) menu offering;
- Implementing financial controls through the use of a centralized accounting/management information system;
- Any other operational development activities related to the foregoing.

Initials: ________ (R. Carlson) ________ (T. Prescott)

[1] Failure to resolve/correct an inaccuracy, or citing misrepresentations thereof, shall constitute a material breach; affording remedies to the suffering Party as stipulated by Section-13 hereunder.

Section 2 – Term of Engagement:
The term of this Agreement (the "Contract Period" or "Term") shall commence upon its signing and end on Saturday, May 21, 2005; but may be extended if agreed to in writing by both Parties.

Section 3 – Early Termination:
Early termination of this Agreement shall occur only if provided in writing thirty (30) calendar days prior to such action being taken; however, such termination shall not (i) warrant reimbursement of the agreed upon compensation provided to the Consultant by the Company for services rendered hereunder, and/or (ii), affect the executed Company-Consultant [02/11/04] Non-Disclosure Agreement; which shall remain in full force and effect.

Section 4 - Compensation[2]:
Compensation by the Company to the Consultant for services rendered shall be ten thousand ($10,000) dollars per month and project-specific reimbursed "out-of-pocket" expenses that will be billed to the Company by the Consultant on an end-of-the-month basis throughout the Contract Period; and shall include, but not be limited to, actual/non-surcharged travel (airline tickets, accommodations, taxi-cabs, parking), printing, copying, messenger service, telephone & fax charges, postage & filing fees, and computerized research incurred by the Consultant on behalf of the Company in connection with the performance of the services herein specified. Separate expenses not listed in this section shall only be considered billable disbursements if approved by the Company in writing prior to its occurrence(s). Breach by the Company of this predetermined compensation without Consultant's prior written consent shall afford the Consultant legal merit to recoup its costs.

Section 5 – Use of Firm References:
The Parties grant one another permission, subject to applicable law, to use the other's firm name, logo and name(s) of its founders, officers and affiliates in any communications, on its website, and/or in [firm] promotional materials.

Section 6 – Engagement in Other Activities:
Nothing contained in this Agreement prohibits the Parties from engaging in similar activities with different entities during the Contract Period; provided that such does not interfere with the Parties' contractual obligations hereunder.

Section 7 – Acceptable Forms of Notice[3]:
Any notice, request, instruction or separate document provided by the Parties shall be done in writing either by (a) personal delivery, (b) messenger service, (c) telecopy/facsimile with verified receipt, (d) e-mail transmission with verified receipt, or (e) sent by Certified Mail, postage prepaid return receipt requested, to the following addresses (unless specified differently by like notice):

If to Company:	If to Consultant:
Agraria LLC	**The Magnate Group LLC**
1415 12th Ave SE	**1900 L Street, N.W. – Suite 612**
Jamestown, North Dakota 58402	**Washington, DC 20036**
Phone: (701) 252-2340	**Phone: (202) 223-1002**
Fax: (701) 252-6584	**Fax: (202) 223-1003**
Email: MWatne@NDFU.org	**Email: Tom@MagnateGroup.net**

Section 8 – Invalid Provisions:
Should any provision of this Agreement be held illegal, invalid or unenforceable under present or future laws by any court of competent jurisdiction, such shall not affect the legality, enforceability or validity of any other provision as applied to any other fact or circumstances. Additionally, said illegal, unenforceable or invalid provision shall be modified to the minimum extent necessary to make such legal, valid or enforceable, as the case may be.

Initials: ______ (R. Carlson) ______ (T. Prescott)

[2] In the event that the Company files for bankruptcy protection the Consultant shall have the same rights of recovery for said compensation [as noted herein] as any applicable creditor.

[3] Any notice prescribed in the manner herein provided shall be conclusively presumed to have been served at the close of business, local time of the recipient Party, on the third (3) business day after which it was duly executed.

Section 9 - Force Majeure:
If performance of either Party is made impossible by circumstances beyond such Party's reasonable control, including without limitation acts of God, war, public enemies, any law, order, regulation, or ordinance, then the affected Party shall be excused from such performance to the extent of that interference; provided that said Party uses reasonable efforts to remove such causes of nonperformance. Under no circumstances shall economic considerations/inefficiencies delay performance by the Parties or be considered an event of force majeure.

Section 10 – Modification and Waiver:
None of the terms or conditions herein contained shall be waived unless agreed to in writing by both Parties; no supplement, modification or amendment hereunder shall be binding unless executed in writing by both Parties; and no waiver of any provision herein contained shall be deemed to or constitute a waiver of any other provision.

Section 11 – Successors/Permitted Assigns:
The terms herein provided shall be binding upon the Parties and their respective successors and permitted assigns; only with prior written consent shall the Parties be permitted to assign their rights or obligations hereunder.

Section 12 – Indemnification:
The Parties agree to defend or settle any claim against the other - including applicable attorney's fees - to the fullest extent permitted by law, arising out of or in connection with (i) an assertion that the information, content or other services herein provided infringe with the rights of said Parties, (ii) are a misappropriation of any trade secret, (iii) contain libelous, defamatory, disparaging, or obscene materials, and/or (iv), any breach of obligation hereunder.

Section 13 - Remedies[4]:
The Parties agree that the remedy for breach of any provision herein contained would be inadequate. In recognition of such and in the event of said breach, in addition to its remedy at law the suffering Party shall be entitled to equitable relief in the form of a temporary restraining order, monetary compensation, and/or any other appropriate remedy which may then be available and justified.

Section 14 – Complete Understanding/Entire Agreement:
This document shall constitute the entire Agreement between the Parties and supersede all prior agreements, both written and oral, between the same with respect to the subject matter hereto.

Section 15 - Applicable Law:
This Agreement shall be construed by and governed in accordance with the laws of the District of Columbia, the United States of America.

IN WITNESS WHEREOF, intending to be legally bound, the Company and the Consultant hereby execute this Consultant-Agreement:

Agraria LLC
1415 12th Ave SE
Jamestown, North Dakota 58402

By: Robert Carlson

Title: President, Board of Governors

Signatures:

Date: September 22, 2004

The Magnate Group LLC
1900 L Street, N.W. – Suite 612
Washington, DC 20036

By: Tom Prescott

Title: President

Date: September 22, 2004

[4] The Parties agree that any controversy or claim arising out of or relating to this Agreement shall first attempt settlement by binding arbitration before one neutral arbitrator in accordance with the [then] current commercial rules and procedures of the American Arbitration Association; where said arbitration shall take place in the District of Columbia, United States of America.

THE MAGNATE GROUP LLC

Lobbying/Consulting & Financial Services Firm
1900 L STREET, N.W. – SUITE 612
WASHINGTON, D.C. 20036
PHONE: (202) 223-1002
FAX: (202) 223-1003

Website: www.MagnateGroup.net

AFFILIATES

Kissinger McLarty Associates LLP
Business Strategy Group LLC

CONSULTANT-AGREEMENT EXTENSION

This extension amendment, made today, Tuesday, May 10, 2005 (the "Effective Date"), confirms the mutual understanding and agreement by and among the North Dakota Farmers Union (the "Company"), a North Dakota organization with offices located therein, and The Magnate Group LLC (the "Consultant"), a District of Columbia limited liability company with offices therein; if applicable, collectively the "Parties".

WHEREAS, Company and Consultant desire to extend their existing Consultant-Agreement established on September 22, 2004 and scheduled to terminate on May 21, 2005, attached hereto and incorporate by reference.

NOW, THEREFORE, in consideration of the foregoing, other valuable considerations, mutual convenants and representations made therein, the receipt and sufficiency of which are hereby acknowledged by the aforementioned, the Parties agree to amend Section-2 of said Consultant-Agreement as follows:

Section 2 – Term of Engagement:
The term of this Agreement (the "Contract Period" or "Term") shall be amended to continue from its original [Wednesday, September 22, 2004] signing through Tuesday, January 31, 2006; and may be further extended if agreed to in writing by the Parties.

All other provisions, considerations, convenants, representations and obligations provided in said Consultant-Agreement between the Parties shall remain the same and in full force and effect.

IN WITNESS WHEREOF, intending to be legally bound, Company and Consultant hereby execute this Consultant-Agreement Extension amendment on/as of the date first above written:

North Dakota Farmers Union
P.O. Box 2136 / 1415 12th Avenue
Jamestown, North Dakota 58402

By: Robert Carlson

Title: President

Signatures:

(Robert Carlson)

The Magnate Group LLC
1900 L Street, N.W. – Suite 612
Washington, DC 20036

By: Tom Prescott

Title: President

(Tom Prescott)

Attachment: September 22, 2004 Consultant-Agreement

THE MAGNATE GROUP LLC
Lobbying/Consulting & Financial Services Firm
1900 L STREET NW – SUITE 612
WASHINGTON, D.C. 20036
PHONE: (202) 223-1002
FAX: (202) 223-1003

WEBSITE: WWW.MAGNATEGROUP.NET

By attesting below, relevant principals of The Magnate Group LLC consents to the use of their names in the *Agraria LLC* Offering-Circular, as well as to being listed in this exhibit section.

Signature:

Principal: Tom Prescott

Title: President

Date: June 15, 2005

Signature:

Principal: Dan Levine, Vice-President for Financial Services

Title: Director of Marketing & Special Projects

Date: June 15, 2005

Signature:

Principal: Gretchen Schroeder

Title: Director of Marketing & Special Projects

Date: June 15, 2005

EXHIBIT E

AGRARIA LLC
ESCROW / IMPOUNDMENT AGREEMENT

IMPOUNDMENT AGREEMENT
NORTH DAKOTA SECURITIES COMMISSIONER
SFN 51951 (3-99)
FORM S-9

Securities Commissioner
600 E Boulevard Ave Dept 414
Bismarck ND 58505-0510
(701) 328-2910

THE IMPOUNDING OF THE PROCEEDS FROM THE SALE OF A SECURITY PURSUANT TO CHAPTER 10-04 OF THE NORTH DAKOTA CENTURY CODE

THIS IMPOUNDMENT AGREEMENT is made and entered into this 9 day of December 2004, by and between Agraria LLC, a North Dakota limited liability company with principal offices in Jamestown, North Dakota (hereinafter the "Issuer"), and the Bank of North Dakota, a financial institution with principal offices in Bismarck, North Dakota (hereinafter the "Impoundment Agent").

WHEREAS, said Issuer proposes to issue Membership Units at a price of $100 per unit; and

WHEREAS, as a condition of the aforementioned offering, the North Dakota Securities Commissioner (hereinafter the "Commissioner") requires that the Issuer provide for the Impoundment of all subscription proceeds for Membership Units until the minimum number of units (12,000) have been subscribed for; and

WHEREAS, the Issuer and the Impoundment Agent desire to enter into an agreement with respect to the said impoundment of said proceeds;

NOW, THEREFORE, in consideration of the agreements set forth herein, the parties agree as follows:

1. All proceeds received from the sale of the securities subject to this Impoundment Agreement and copies of accompanying subscription agreements shall be promptly delivered to the Impoundment Agent for deposit in an escrow account. During the term of said Impoundment Agreement the Issuer shall cause all checks received in payment of such securities to be payable to the Impoundment Agent.

2. The Issuer shall furnish the Impoundment Agent with each deposit the names, addresses and respective amounts paid by each subscriber whose funds comprise each deposit. The Impoundment Agent shall issue a report to the Issuer upon the close of each three (3) month period commencing with the date of the Impoundment Agreement, showing the total amount on deposit in the escrow account at the end of each such period.

3. The Impoundment Agent shall accept said deposits upon the terms set forth herein and shall treat the funds so deposited as funds in escrow. All proceeds so deposited shall remain the property of the subscribers and shall not be subject to any liens or charges by the Impoundment Agent of judgments or creditors' claims against the Issuer until released to the Issuer as hereinafter provided.

4. The impoundment period shall begin on the date of the offering circular and shall terminate on the earliest of the following dates:

   a. When subscriptions for at least 12,000 Membership Units (or $1,200,000) have been paid. In the event that said minimum units have not been subscribed to by the offering's Termination Date, as defined in the Offering Circular, the impoundment shall terminate and all subscription proceeds shall be promptly returned as provided herein; or

   b. The Commissioner has by order or regulation suspended or revoked the regis[tration]

Continued

5. Whenever the impoundment period shall terminate the Impoundment Agent will promptly give written notice to the Commissioner of (a) the amount on deposit in the escrow account and (b), the name and address of each subscriber and amount paid by such subscriber(s); and upon receipt of such written notice from the Impoundment Agent that the conditions specified in Paragraph 4(a) have been satisfied, the Commissioner may, in his/her discretion order the Impoundment Agent to pay over all impounded funds to the Issuer. Further, if the conditions for releasing the funds have not been satisfied by the Termination Date, the Impoundment Agent shall promptly refund to each subscriber at the address appearing on the list of subscribers, all sums paid by him or her pursuant to his or her subscription and notify the Commissioner in writing of such refund.

6. The Impoundment Agent agrees that it shall not charge a fee for its services under this agreement.

7. The Commissioner may, at any time, inspect the records of the Impoundment Agent insofar as they relate to this Impoundment Agreement for the purpose of determining compliance with and conformance to the provisions of said Impoundment Agreement.

8. The Impoundment Agent may invest the funds from time to time upon the direction of the Issuer in a savings account or certificates of deposit.

9. Until the terms of this agreement have been met and the funds hereunder released to the Issuer, the Issuer may not issue any certificates or other evidences of ownership of the securities, except subscription agreements and/or related Term Sheets.

THE ISSUER AND IMPOUNDMENT AGENT HAVE ENTERED INTO THIS IMPOUNDMENT AGREEMENT ON THE DAY, MONTH AND YEAR ABOVE WRITTEN.

ISSUER: Agraria LLC	
BY: Mark Watrs	TITLE: Executive/Secretary/Treasurer
IMPOUNDMENT AGENT:	
BY: [signature]	TITLE: SVP & Cashier

Accepted for filing:

SECURITIES COMMISSIONER:	Date:

EXHIBIT F

AGRARIA LLC
EXPERT CONSENTS (BRADY-MARTZ & ASSOCIATES, P.C.)

EXHIBIT-F

The summarized material tax-consequences provided on pages 28-31 of this post-qualification Offering Statement amendment, which may be relevant to individual prospective investors interested in this offering, has been rendered by **BRADY, MARTZ & ASSOCIATES, P.C.**, a certified public accountant firm based in Grand Forks, North Dakota.

By attesting below, **Brady-Martz** consents to providing such opinions and to being named in said Offering, as well as to being listed in this exhibit section.

Signature: Brady Martz

Date: October 27, 2005

EXHIBIT G

AGRARIA LLC
LEGAL OPINION ON THE SECURITIES OFFERED



Steven E. Noack
Phone: 701.356.6380 | Fax: 701.476.7676 | snoack@vogellaw.com

LEGAL OPINION LETTER

September 16, 2005

Agraria, LLC
PO Box 2136
Jamestown ND 58402

Dear Ladies & Gentlemen:

This opinion is furnished in connection with the filing by Agraria, LLC, a North Dakota limited liability company (the "Company"), with the Securities & Exchange Commission under the Securities Act of 1933, as amended, of a Form 1-A and the registration of such securities with the North Dakota Securities Commission, relating to the offer of membership units of the Company in a minimum amount of 12,000 Units ($1,200,000) and a maximum amount of 30,000 Units ($3,000,000). As your counsel, in connection with this transaction, we have examined Form 1-A, North Dakota corporate law (including applicable constitutional, statutory, administrative rules, and judicial and regulatory determinations of the State of North Dakota), and such corporate records and other documents of the Company as we deemed material or necessary for the purpose of this opinion.

It is our opinion that the units, when issued and sold in the manner referred to in the Form 1-A, will be legally and validly issued, fully paid and non-assessable, under the corporate laws of North Dakota.

We consent to the filing of this opinion and exhibit to the Form 1-A, and the state filings, and further consent to the reference to our name wherever appearing in those filing documents.

Very truly yours,

Steven E. Noack

SEN/kb

EXHIBIT H

AGRARIA LLC
D.C. REGISTRATION / N.D. CERTIFICATE OF STANDING

GOVERNMENT OF THE DISTRICT OF COLUMBIA
DEPARTMENT OF CONSUMER AND REGULATORY AFFAIRS



CERTIFICATE

THIS IS TO CERTIFY that all applicable provisions of the District of Columbia Limited Liability Company Act have been complied with and accordingly, this ***CERTIFICATE OF REGISTRATION*** is hereby issued to:

AGRARIA LLC

IN WITNESS WHEREOF I have hereunto set my hand and caused the seal of this office to be affixed as of the **19th** day of **October, 2004.**

David Clark
DIRECTOR

Winnie R. Huston
Acting Administrator
Business and Professional Licensing Administration

Patricia E. Grays
Superintendent of Corporations
Corporations Division

Anthony A. Williams
Mayor

State of North Dakota

SECRETARY OF STATE



CERTIFICATE OF GOOD STANDING
OF

AGRARIA, LLC

The undersigned, as Secretary of State of the State of North Dakota, hereby certifies that AGRARIA, LLC, a North Dakota LIMITED LIABILITY COMPANY, was issued a certificate of organization which was effective on July 11, 2002 and, according to the records of this office as of this date, has paid all fees due this office as required by North Dakota statutes governing a North Dakota LIMITED LIABILITY COMPANY.

ACCORDINGLY the undersigned, as such Secretary of State, and by virtue of the authority vested in him by law, hereby issues this Certificate of Good Standing to

AGRARIA, LLC

Issued: October 14, 2004

Alvin Jaeger
Secretary of State

END-PAGE